UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This amendment No. 1 on Form 6-K/A (this “Amendment”) amends the report on Form 6-K for the month of October 2013 (the “Original Report”) furnished to the Securities and Exchange Commission by Alcatel Lucent on October 31, 2013, with our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2013 and an “Operating and Financial Review and Prospects” relating thereto. This Amendment is being filed solely to correct certain typographical errors contained in the Original Report, as follows:

- On page 16 of the Original Report, in the seventh paragraph under the heading “k/ Restructuring reserve and impact on goodwill impairment test,” the amount of restructuring costs expensed as of December 31, 2012 was noted as being €0.4 million. The correct figure is €0.4 billion.

- On page 46 of the Original Report, setting forth the equity and liabilities portion of our unaudited interim condensed consolidated statements of financial position, the figures in the column labeled “December 31, 2012” are not those as of that date, but as of January 1, 2012. This Amendment sets forth the figures as of December 31, 2012.

Other than as set forth above, no part of the Original Report was amended. For the convenience of the reader, the entire text of the Original Report, as corrected by this Amendment, is included in this Form 6-K/A.

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FORWARD LOOKING INFORMATION

The discussion of our Operating and Financial Review and Prospects in this Form 6-K contains forward-looking statements based on beliefs of our management. We use words such as “anticipate”, “believe”, “expect”, “aim”, “may”, “target”, “seek”, “estimate”, “predict”, “potential”, “intend”, “should”, “plan”, “project”, “strive” or the negative of these terms or other words or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties: Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, particularly in Europe with the ongoing crisis in the Euro zone. Such factors could negatively impact our ability to achieve the goals of our Shift Plan by the end of 2015, including the refocusing of the Group’s innovation efforts, the targeted revenues, operating margin and operating cash flow, the exit of unprofitable contracts and markets at a reasonable cost, the overall targeted cost savings and assets sales, and the level of debt re-profiling and debt reduction. A detailed description of such risks and uncertainties is set forth in our Annual Report on Form 20-F for the year ended December 31, 2012 (the “2012 20-F”), under the heading “Risk Factors”, as such risks and uncertainties are updated or supplemented in Section 1.11, “Risk Factors”, of our Form 6-K furnished to the Securities and Exchange Commission on July 30, 2013, and as they are further updated in section 1.11, “Risk Factors”, of this Form 6-K. The forward looking statements set forth in the discussion of our Operating and Financial Review and Prospects below include, but are not limited to:

•	statements regarding our Shift Plan and expected financial results for 2015 and other future periods;

•

statements regarding contingencies inherent in all business activities, including companies’ and customers’ expenditures, debt and capital market conditions and the competitive and regulatory environment;

•	statements regarding the expected level of restructuring costs and capital expenditures; and

•	statements regarding the amount we will be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments.

These and similar statements are based on management’s current views, estimates and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. We caution readers not to place undue influence on these statements, which speak only as of the date of this report.

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PRESENTATION OF FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2013 and the related notes presented elsewhere in this document. Our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

As of September 30, 2013, all IFRSs that the IASB had published and that are mandatory are the same as those mandatory in the EU, with the exception of:

•

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements; and

•

The following published IASB financial reporting standards, amendments and interpretations that the EU has endorsed, but that are only mandatory in the EU as of January 1, 2014. Nevertheless, the EU allows them to be adopted early, which the Group has done:

•	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

•	IAS 27 “Separate Financial Statements” (issued May 2011);

•	IFRS 11 “Joint Arrangements” (issued May 2011);

•	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011); and

•	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);.

•	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011); and

•	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012).

As a result, the Group’s unaudited interim condensed consolidated financial statements, for the periods presented in this document, would be no different if we had applied International Financial Reporting Standards as issued by the International Accounting Standards Board. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the European Union.

CHANGES IN ACCOUNTING STANDARDS AS OF JANUARY 1, 2013

The following is a list of published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed either in 2012 or 2013, that are mandatory in the EU as of January 1, 2013, and that the Group has adopted:

•	IFRS 13 “Fair Value Measurement” (issued May 2011);

•	IAS 19 “Employee Benefits” (revised and issued June 2011);

•	IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine” (issued October 2011);

•	Amendments to IFRS 7 “Disclosures - Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

•	Amendments to IFRS 1 “Government Loans” (issued March 2012), and

•	Annual Improvements to IFRSs (2009 – 2011) (issued May 2012).

The following is a list of published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed either in 2012 or 2013, that are mandatory in the EU as of January 1, 2013, and that the Group has adopted:

•	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

•	IAS 27 “Separate Financial Statements” (issued May 2011);

•	IFRS 11 “Joint Arrangements” (issued May 2011);

•	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011);

•	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

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•	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011); and

•	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012).

The following is a list of published IASB financial reporting standards, amendments and interpretations that are not yet mandatory and that the EU has not endorsed and that have not yet been adopted by the Group:

•	IFRS 9 “Financial Instruments” (issued October 2010);

•	Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date and Transition Disclosures” (issued December 2011);

•	Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities” (issued October 2012);

•	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets” (issued May 2013);

•	IFRIC Interpretation 21 “Levies” (issued May 2013); and

•	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” (issued June 2013).

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	September 30, 2013	December 31, 2012
Valuation allowance for inventories and work in progress on construction contracts	(436)	(449)

	Nine months ended September 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	(100)	(171)

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is lower than the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or deterioration in our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables are recorded in cost of sales, or in a specific caption in the income statement relating to the impairment of assets, if such losses correspond to the criteria for separate recognition as specified in Note 1n to our 2012 audited consolidated financial statements.

(In millions of euros)	September 30, 2013	December 31, 2012
Accumulated impairment losses on customer receivables	(170)	(120)

	Nine months ended September 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	(62)	(5)

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c/ Capitalized development costs, other intangible assets and goodwill

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired) and subsequently partially amortized or impaired, mostly as a result of impairment tests in 2007, 2008, 2012 and first half of 2013 (see below). The remaining outstanding net amounts as of September 30, 2013 are €1,728 million of goodwill and €562 million of intangible assets.

Capitalized development costs

(In millions of euros)	September 30, 2013	December 31, 2012
Capitalized development costs, net	402	421

	Nine months ended September 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	—	(122)

The criteria for capitalizing development costs are set out in Note 1f to our 2012 audited consolidated financial statements. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair or write off some of the net capitalized development costs in the future.

As part of our annual goodwill impairment test in the fourth quarter of 2012, we identified indications that capitalized development costs related to our offerings for GSM and CDMA technologies (both in our wireless networks product division) may be impaired. The main triggering event was the faster than anticipated replacement of these technologies by the new LTE technology. Impairment tests of these assets were therefore conducted, and as a result, capitalized development costs were subject to impairment losses of €122 million in 2012. As of December 31, 2012, the capitalized development costs for these two technologies were fully impaired or amortized.

No impairment loss of net capitalized development costs was accounted for during the nine months ended September 30, 2013.

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Other intangible assets

(In millions of euros)	September 30, 2013	December 31, 2012
Other intangible assets, net	657	754

	Nine months ended September 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	4	(191)

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows or fair values of the assets concerned. Changes in 2012 in the CDMA market conditions, where LTE technology is replacing the CDMA technology faster than predicted with corresponding impacts in the cash flows initially estimated, led to a review of other intangible assets in December 2012.

As a result of this impairment test, triggered by changes in the CDMA market conditions, an impairment loss on other intangible assets of €191 million was accounted for in 2012.

These impairment losses were all recorded in the Wireless Networks Product Division, including mainly €136 million of customer relationships and €50 million of CDMA acquired technology, both initially accounted for in the context of the merger with Lucent in 2006, these two assets being fully amortized or impaired as of December 31, 2012.

A reversal of the impairment loss accounted for in 2012, for an amount of €4 million, was recorded as of September 30, 2013.

Goodwill

(In millions of euros)	September 30, 2013	December 31, 2012
Goodwill, net	3,194	3,820

	Nine months ended September 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	(572)	(522)

Goodwill, net is allocated, where applicable, to groups of cash generating units that are equivalent to a product division within Alcatel-Lucent’s reporting structure. Product divisions are two levels below our three reportable segments. As described in Note 1g to our 2012 audited consolidated financial statements, goodwill is tested for impairment at least annually. In assessing whether goodwill should be subject to impairment, the carrying value of each group of cash generating units is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each product division is calculated using a five-year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each product division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•	five-year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•

five-year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - “EBITDA”) to measure discounted residual value.

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The discount rates used for the 2012 annual and additional impairment tests are based on the Group’s weighted average cost of capital (WACC) of 11% in the first half of 2013 and in 2012 respectively. The discount rates used are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

IAS 36, section 96 stipulates: “The annual impairment test for cash-generating units to which goodwill has been allocated may be performed at any time during an annual period, provided the test is performed at the same date every year”. As we performed an additional impairment test in the fourth quarter of 2011 and as the budget figures for the next year were not known in the second quarter but were only determined in the fourth quarter, management considered it would be more efficient and relevant, beginning in 2012, to perform the annual impairment test in the fourth quarter instead of in the second quarter. Consequently we expect to test for impairment our cash-generating units to which goodwill has been allocated in the quarter ended December 31, 2013.

As indicated in Note 1g to our 2012 audited consolidated financial statements, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as the Group has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions or in the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded. No additional impairment test was required to be performed as of September 30, 2013.

Six-month period ended June 30, 2013 selective additional impairment test of goodwill

The announcement made on June 19, 2013 concerning the Group’s new strategy notably includes the implementation of The Shift Plan, which will lead to additional restructuring costs. Such additional costs could have a negative impact on the recoverable value of our goodwill in certain product divisions and principally in the Wireless product division.

Although all of the goodwill and a significant proportion of the intangible assets of this division were impaired at the time of the annual goodwill impairment test carried out during the fourth quarter of 2012, as a result of the implementation of a new organizational structure as from January 1, 2013 resulting from the announcement of the Performance Plan, and, more particularly, as a result of the inclusion of the Maintenance activity in each product division instead of in a stand-alone product division, we allocated a significant amount of additional goodwill to the Wireless product division. The Shift Plan further adjusted the organizational structure starting July 1, 2013, although it did not change the allocation of the maintenance activities among the product divisions.

Based on the estimated impact of The Shift Plan on the recoverable value of certain product divisions, management decided to perform a selective impairment test as of June 30, 2013 on three product divisions (i.e. Wireless, Optics Terrestrial and Enterprise). Assumptions made in the 2012 annual impairment test performed in December 2012 were updated based on the assumptions taken into account in The Shift Plan. As a result of this selective additional impairment test all the goodwill related to the Wireless product division was impaired, representing an impairment loss of € 574 million; no impairment loss was accounted for in the two other product divisions.

For the Optics Terrestrial product division, as disclosed in Note 13, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive, and the recoverable value (based upon fair value less costs to sell) amounted to € 370 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this product division could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this product division as of June 30, 2013 was € 234 million, including goodwill of € 289 million.

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The key assumptions used to determine the recoverable value of this PD were the following:

•	discount rate of 11%;

•	perpetual growth rate of 1.0%; and

•	significant development of the Wavelength-Division Multiplexing (WDM) market in the next five years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this product division by € 24 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this product division by € 4 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the June 30, 2013 recoverable value of this product division by €267 million, leading to a goodwill impairment loss of € 131 million.

For the Enterprise product division, as disclosed in Note 13, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive and amounted to € 113 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this product division could therefore cause the Group to account for an impairment charge in the future. The carrying value of the goodwill of this product division as of June 30, 2013 was € 244 million.

The key assumptions used to determine the recoverable value of this product division were the following:

•	discount rate of 11%; and

•	perpetual growth rate of 1.0%.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this product division by €12 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this product division by €7 million, leading to no goodwill impairment loss.

2012 Annual impairment test performed in the fourth quarter 2012

In accordance with our accounting policy (see Note 1g to our 2012 consolidated financial statements), we tested all product divisions for impairment as of December 31, 2012. This annual impairment test occurred during the time of a continuing deterioration in the economic environment, the competitive pricing being experienced in certain regions challenging the Group’s profitability, and the deterioration in our adjusted operating income as compared to our budget. We also revised our assumptions about the pace of the Wavelength-Division Multiplexing “WDM” ramp-up and the migration of new technologies in the Optics Division. These evolutions were reflected in our revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain product divisions.

As a result of the 2012 annual impairment tests, an impairment loss on goodwill of €522 million was accounted for in 2012 to reduce the carrying values of certain product divisions to recoverable value. Of the €522 million, €503 million was recorded in the Networks operating segment (of which, in the various product divisions, €431 million was recorded in the Optics product division, €64 million in Wireline Networks, and €8 million in Wireless Networks) and €19 million in the Software, Services & Solutions operating segment (of which €11 million in the Advanced Communications Solutions product division and €8 million in the Networks Built & implementation product division).

The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. For the annual impairment test performed in the fourth quarter of 2012, such recoverable values only incorporated certain future benefits that we expected from the Performance Program we launched in July 2012, as detailed in Note 2k to our 2012 audited consolidated financial statements. The key assumptions used included, among other things, the following elements:

•	discount rate of 11%;

•	perpetual growth rates ranging from 0% to 2.5%; and

•	the Performance Program launched in 2012 that aimed to achieve cost savings of €1,250 million by the end of 2013 (see subsection k below).

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Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 recoverable value of all groups of cash generating units that include goodwill and intangible assets by €367 million and €405 million, respectively. An increase of 0.5% in the discount rate would have led to an additional goodwill impairment loss of €60 million as of December 31, 2012.

In arriving at the recoverable value for the Optics product division, the following key assumptions were used:

•	discount rate of 11%;

•	perpetual growth rate of 1.5%; and

•	significant development of our WDM revenues in the coming years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the December 31, 2012 recoverable value of this Product Division by €42 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the December 31, 2012 recoverable value of this Product Division by €14 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the December 31, 2012 recoverable value of this Product Division by €156 million, leading to a corresponding additional goodwill impairment loss.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is higher than their recoverable value (i.e. the higher of value in use and fair value less costs to sell), which could lead to recording an impairment loss. Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and can lead to a revision of recorded impairment losses.

In prior years, we have considered the planned closings of certain facilities, additional reductions in personnel and unfavorable market conditions as triggering events for the purposes of impairment testing. In 2012, we recorded an impairment loss of €59 million on property, plant and equipment, mainly in the GSM activity of the Wireless Networks Product Division, due to a lower asset utilization than had been previously estimated.

A reversal of this impairment accounted for in 2012, for an amount of €18 million, was recorded as of September 30, 2013 and a new impairment loss of € 4 million was accounted for on real estate assets during the nine-month period ended September 30, 2013.

No impairment losses on property, plant and equipment were accounted for in the nine months ended September 30, 2012.

e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on our products, (ii) expected losses at contract completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

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(In millions of euros) Product sales reserves	September 30, 2013	December 31, 2012
Related to construction contracts	80	112
Related to other contracts	324	398

Total	404	510

For more information on the impact on the 2012 net result of the change of these provisions, refer to Note 29 to our 2012 audited consolidated financial statements.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax basis of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	September 30, 2013	December 31, 2012
Related to the United States	809	770	(1)
Related to other tax jurisdictions	219	215

Total	1,028	985

(1)

Following the performance of the 2012 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2012, resulted in decreasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2011.

The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1l to our 2012 audited consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. Since this business combination, these deferred tax liabilities have been and will continue to be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent are €287 million as of September 30, 2013 (€329 million as of December 31, 2012).

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financial results.

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Weighted average rates used to determine the pension and post-retirement expense	Nine months ended September 30, 2013	Nine months ended September 30, 2012	2012
Weighted average discount rates used to determine the pension and post-retirement expense	3.25%	3.92%	3.67%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a €(46) million expense in pre-tax income during the first nine months of 2013 (€ (103) million expense in pre-tax income during the first nine months of 2012 and € 28 million income in pre-tax income during 2012 - see Note 20). Included in the €(46) million expense in pre-tax income during the first nine months of 2013 was a €56 million gain booked as a result of certain changes to the U.S. retiree healthcare benefit plans and a €36 million gain as a result of certain changes to the French AUXAD supplemental pension plan (included in the €28 million income in 2012 was a €195 million gain booked as a result of certain changes to the U.S. retiree pension plan and to the management retiree healthcare benefit plans, and a €9 million gain as a result of certain changes to our Swiss retiree pension plan) as described in Note 20.

Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and, for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for our non-U.S. plans were determined based on Bloomberg AA Corporate yields until December 31, 2012. Since Bloomberg has stopped publishing these yields, discount rates for our non U.S. plans are determined based on Iboxx AA Corporate yields starting January 1, 2013.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 net pension and post-retirement result by approximately €(87) million and €98 million, respectively.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2012 net pension and post-retirement benefit costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately € 52 million and € (41) million, respectively.

Interest income on plan assets

Given our application of IAS 19 “Employee Benefits” (revised) from January 1, 2013 onwards, we no longer use the expected return on plan assets as part of the calculation of the financial component of pension and post-retirement benefit costs. Instead, we now apply the net interest approach under which we calculate net interest on the net defined benefit liability (asset) using the discount rate used to measure the defined benefit obligation. Until December 31, 2012, prior to the revision of IAS 19, the financial component for our United States plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets was reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component is now called “net interest on the net defined benefit liability (asset)” and is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling. Each of these interest amounts is computed based on the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Participation assumptions

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our U.S. plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

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Mortality assumptions

As there are less and less experience data, because of smaller employee pools to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of our U.S. management pension plan and a U.S.$563 million negative effect on the benefit obligation of our U.S. occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and post-retirement obligations, our Board of Directors approved the following modifications to the asset allocation of our U.S. management pension plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70% and the portion invested in alternatives remained unchanged. No change was made in the allocation concerning our U.S. occupational pension plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. If the September 30, 2013 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of September 30, 2013, equity would be negatively impacted by approximately €269 million, since our U.S. management pension plan has a material investment in these asset classes and the asset ceiling described below is not applicable to this plan.

2010 U.S. health care legislation

Under the Health Care and Education Reconciliation Act of 2010 (HCERA) , the subsidy paid to us by Medicare for continuing to provide prescription drug benefits to the our U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, was no longer tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge reflected on our 2010 consolidated income statement and a €6 million profit reflected on our 2010 consolidated statement of comprehensive income (refer to Note 9 to our 2012 consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we previously offered to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in our 2010 consolidated statement of comprehensive income as an actuarial loss (see Note 26 to our 2012 audited consolidated financial statements). One provision of the Patient Protection and Affordable Care Act pertaining to the excise tax on high cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by our third party actuaries to assess the impact of such provision, working with the very limited available guidance. However, notwithstanding the uncertainty surrounding the appropriate methodology to be used, and regardless of the assumptions made, the impact was considered as not material. As additional regulatory guidance is issued, this initial assessment will be revisited.

Asset ceiling

According to IAS 19 revised, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service costs, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. We have used, and intend to use in the future, eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 transfers from our U.S. Occupational pension plans. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits.

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The Pension Protection Act of 2006 (or the PPA), as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 26 of our 2012 audited consolidated financial statements), we estimated that, as of December 31, 2012, the excess of assets above 120% of the plan obligations was US$ 2.3 billion (€1.7 billion), and the excess above 125% of plan obligations was US$ 1.9 billion (€1.4 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We amended our U.S. Occupational-inactive pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. This amendment, made during the third quarter of 2012, constitutes a source of funding for healthcare benefits currently provided to the retirees who were represented by the Communication Workers of America or the International Brotherhood of Electrical Workers and who participate in the U.S. Occupational-inactive pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment also allows the Group, via a reduction in the asset ceiling effect, to recognize on its Statement of Financial Position additional pension assets of approximately U.S. $576 million (€436 million) that will be available to pay this post-retirement life insurance liability.

h/ Revenue recognition

As indicated in Note 1m to our 2012 consolidated financial statements, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on our financial condition.

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies.

Contracts that are multiple-element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1m to our 2012 audited consolidated financial statements are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple-element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple-element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is recognized over the period that services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

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For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on our financial condition could be significant.

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see paragraph b above).

i/ Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3 (revised), if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date.

Once the initial accounting of a business combination is complete, only errors may be corrected.

j/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 25 to our 2012 audited consolidated financial statements. All of our convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1q to our 2012 audited consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

As described in Notes 8, 25 and 27 to our 2012 audited consolidated financial statements, such a change in estimates occurred during the second quarter of 2012 regarding Alcatel-Lucent USA Inc.’s 2.875% Series B convertible debentures. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying value derived from the split accounting, as described in Note 1q to our 2012 audited consolidated financial statements, was recorded in “other financial income (loss)” in 2012 for an amount of U.S.$(229) million or €(178.1) million as a result of a change in the Group’s estimate of redemption triggers.

Because of the new accounting treatment described above, the carrying value of the Alcatel-Lucent USA Inc. 2.875% Series B convertible debentures was equal to the nominal value of the debentures just before the first optional redemption date (i.e. June 15, 2013). On May 14, 2013, we made an offer to purchase these Series B convertible debentures. Some of these convertible debentures were not tendered for redemption, representing a remaining nominal amount of U.S.$ 1 million as of June 15, 2013. At June 30, 2013, and as described in Notes 16 and 18 of our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2013, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining outstanding debentures, because the next optional redemption date (i.e. June 15, 2019) is too far in the future. Thus, and as prescribed by IAS 39, we reapplied the initial accounting treatment and adjusted the carrying amount of the remaining outstanding Series B convertible debentures using their contractual cash flows up to their contractual maturity date (i.e. June 15, 2025). Further changes in estimates in respect of the 2.875% Series B convertible debentures may occur in the future, in which case the carrying value of the debentures could be further adjusted.

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k/ Restructuring reserve and impact on goodwill impairment test

On July 26, 2012, we announced the launch of The Performance Program to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program includes the elimination of approximately 5,500 jobs across the Group, and provides for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

On December 6, 2012, during a meeting with the ECID (the European Committee for Information & Dialogue), further details of the Performance Program were provided to the ECID members, representing trade unions across Europe. The meeting focused on reporting and discussing the detailed changes in headcount by country and by function, and explaining the associated rationale of the program for countries within the ECID’s scope: Austria, Belgium, Bulgaria, France, Germany, Italy, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, United Kingdom and Ireland. In many European countries, the official consultation process was launched in November or December 2012 and the employees concerned were informed. As of September 30, 2013, all announcements concerning headcount reductions had been completed for the main countries concerned.

On June 19, 2013 we announced the launch of The Shift Plan. Through this plan and the Performance Program, we aim at reducing our fixed-cost base by € 1 billion between 2013 and 2015 through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity.

On October 8, 2013 we informed our European works council (ECID) of the actions planned as part of The Shift Plan and presented a net job reduction plan of approximately 10,000 jobs worldwide by the end of 2015. All geographic areas where Alcatel-Lucent operates will contribute to this effort, with the reduction of 4,100 positions in Europe, Middle East and Africa, 3,800 in Asia Pacific and 2,100 in Americas. By the end of 2015, Alcatel-Lucent expects to halve the number of its business hubs globally.

The announcement date of a plan may not be the decisive date for determining whether a reserve should be established, because, in some countries, employees’ representatives or works councils must be consulted through a specific process prior to the effectiveness of the termination plan. These processes can take some months to complete, and could make the restructuring decision at the announcement date reversible.

Using the recognition criteria for establishing restructuring reserves (see Note 1k to our 2012 audited consolidated financial statements), as of December 31, 2012, we analyzed our Performance Program on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were in the consultation process with labor unions or work councils.

We estimate total restructuring costs related to the Performance Program at €0.8 billion. This is a preliminary estimate, because the total amount may evolve in the future based on the results of continuing discussions with labor unions and work councils in certain countries and on the outcome of other factors, such as attrition of the workforce. As of September 30, 2013, we had expensed €0.7 billion of restructuring costs (€0.4 billion as of December 31, 2012). The remaining restructuring costs related to the program will be reserved and expensed in future quarters.

In the context of the impairment test of goodwill, as prescribed by sections 44 and 45 of IAS 36 “Impairment of Assets”, and with regard to the composition of future cash flows used to determine the value in use when measuring the recoverable amount of a group of Cash Generating Units: “Estimates of future cash flows shall not include estimated future cash inflows or outflows that are expected to arise from (a) a future restructuring to which an entity is not yet committed; or (b) improving or enhancing the asset’s performance. Because future cash flows are estimated for the asset in its current condition, value in use does not reflect: (a) future cash outflows or related cost savings (for example in staff costs) or benefits that are expected to arise from a future restructuring to which an entity is not yet committed; or (b) future cash outflows that will improve or enhance the asset’s performance or the related cash inflows that are expected to arise from such outflows.”

In compliance with such requirements and considering that we believe we are not committed to a restructuring action as long as we have not been able to expense it, we excluded future restructuring costs (and corresponding cost savings), if they were not expensed as of June 30, 2013 and December 31, 2012, from the value in use determined for the additional selective impairment test of goodwill performed in Q2-2013 and from the 2012 annual impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of the group of cash generating units (i.e. our product divisions), corresponding to the methodology described in Note 2c to our 2012 audited consolidated financial statements.

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1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.1	OVERVIEW OF THE FIRST NINE MONTHS OF 2013

In the first nine months of 2013, the telecommunications market saw mixed trends across different regions. Strong investments in LTE were widespread in the US through the first nine months of 2013. On the other hand, in the first half of the year, cautiousness continued in Europe given austerity measures, network investments in China paused in preparation of upcoming LTE rollouts, and political unrest continued to impact the Middle East and Africa. These three trends showed signs of easing in the third quarter of the year.

In addition to the regional trends, industry trends also played a significant role in shaping the spending for telecommunications equipment and related services in the first nine months of 2013, as the telecommunications industry continues to experience fast changes driven by the massive adoption of new mobile devices and of new applications and services. The growth of data traffic has put significant pressure on telecommunications providers to improve their networks in terms of coverage, capacity and quality. To meet these demands, network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through FTTx and LTE and new digital services delivery. Networks interconnect with cloud services, hosting enterprise applications and consumer applications, and webscale companies and large enterprises drive the development of huge data centers, providing seamless IP interconnection and digital services delivery on a large scale. IP routing is at the heart of the industry transformation, impacting fixed and mobile broadband as well as cloud services.

This combination of regional and industry trends resulted in continued cautious spending in the market for telecommunications equipment and related services overall in the first nine months of 2013, but spending in key technologies and across certain regions showed encouraging signs in the third quarter. These trends were also a key driver of how our own business performed in the first nine months of 2013 (all revenue percent increases/decreases below are in the first nine months of 2013 as compared to the first nine months of 2012):

•

IP continued to be a major area of investment for service providers in the first nine months of 2013, as evidenced by our 11.6% growth in revenues in our IP Routing division. Growth in the market for IP/MPLS service routers continued to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services, including 100 Gigabit Ethernet, as well as their spending for IP mobile backhaul.

•

Our IP Transport division, which consists of Terrestrial and Submarine Optics, declined 13.3% in the first nine months of 2013, since growth in our WDM business was not enough to offset declines in both our SONET/SDH legacy terrestrial equipment and our submarine business.

•	Our IP Platforms division increased 10.0%, driven by strength in our Customer Experience Solutions, Advanced Communications (IMS), Subscriber Data Management and Payment & Charging businesses.

•

Our Wireless Access division increased 8.0%. Within the Wireless business, we witnessed strong period-over-period growth in the U.S. in 4G LTE as well as Radio Frequency Systems (RFS), which includes cable, antenna and tower systems. This growth was tempered by overall declines in our 2G/3G technologies, since service providers are focusing their investments in next-generation technologies.

•

Our Fixed Access division increased 3.2%, as VDSL2 vectoring drove strong growth in copper projects. This growth was partially offset by continued declines in our legacy products as well as by a reduction in Optical Networking Terminal (ONT) fiber equipment.

•	Our Licensing division decreased 23.5%. We are looking to rebuild this business and take a more offensive approach to our patent portfolio.

•

Revenues in our Managed Services decreased 16.4%, resulting from the renegotiating or exiting out of margin-dilutive contracts, which we had announced we would undertake to do as part of our Performance Program initiative in 2012.

To better align ourselves with these industry and business trends, on June 19, 2013 we announced The Shift Plan, a detailed three-year plan to reposition our Company as a specialist provider of IP Networking and Ultra-Broadband Access, which we believe are the high-value equipment and services that are essential to high-performance networks.

A detailed description of The Shift Plan can be found in Section 1.10 “Strategy and Outlook through 2015” in our Form 6-K furnished to the Securities and Exchange Commission on July 30, 2013.

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1.2	HIGHLIGHTS OF RECENT EVENTS

Continuing implementation of The Shift Plan. On October 8, 2013, we informed our European works council (ECID) of the actions planned as part of The Shift Plan and presented a net job reduction plan of approximately 10,000 jobs worldwide by the end of 2015. All geographic areas where we operate will contribute to this effort, with the reduction of 4,100 positions in Europe, Middle East and Africa, 3,800 in Asia Pacific and 2,100 in Americas. By the end of 2015, we expect to halve the number of our business hubs globally.

1.3	HIGHLIGHTS OF TRANSACTIONS DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2013

Appointment of new CEO and CFO, and of Vice-Chairman of the Board of Directors. On February 22, 2013, Alcatel Lucent announced the nomination of Mr. Michel Combes as Chief Executive Officer (CEO) effective on April 1, 2013. Mr. Combes’ nomination as director was approved at our Annual Shareholders’ Meeting on May 7, 2013. He succeeded Mr. Ben Verwaayen, who had decided not to seek re-election as a director at such meeting, and who had stepped down as CEO.

On February 22, 2013, our Board of Directors also approved the appointment of Mr. Jean C. Monty as Vice-Chairman of the Board, effective immediately.

On August 28, 2013, Alcatel Lucent announced the nomination of Mr. Jean Raby as Chief Financial & Legal Officer effective on September 1, 2013.

Launch of The Shift Plan. On June 19, 2013, we launched The Shift Plan which, upon implementation, is designed to transform our Company into an IP (Internet Protocol) networking and ultra-broadband specialist, refocused and unlocking innovation, with a growing and cash generative business and a sound balance sheet by the end of 2015. A detailed description of The Shift Plan can be found in Section 1.10 “Strategy and Outlook through 2015” in our Form 6-K furnished to the Securities and Exchange Commission on July 30, 2013.

As a part of The Shift Plan, a new organization became effective as of July 1, 2013. This new organization is composed of three reportable segments: Core Networking, Access and Other. For further details on the breakdown about the new organization, please refer to the Note 5 of the unaudited interim condensed consolidated financial statements as of September 30, 2013, contained in this report.

Completion of multi-year financing commitments. On January 30, 2013, we announced the closing of the financing transaction initiated in December 2012, comprising three Senior Secured Credit Facilities for an amount totaling €2 billion, increased from € 1.615 billion. In connection with that transaction, the then existing unsecured revolving credit facility was terminated.

On August 7, 2013 we repaid in full the asset sale facility that was part of the financing transaction, and terminated it, using the proceeds of an issuance of senior notes by Alcatel-Lucent USA Inc. (see below).

On August 16, 2013, we announced amendments to the two remaining Senior Secured Credit Facilities. The amendments have the effect of changing certain covenants governing the facilities, lowering the credit spread on the U.S.$ 1,750 million Senior Secured Facility due 2019 from 6.25% to 4.75% and lowering the credit spread on the € 300 million Senior Secured Facility due 2019 from 6.50% to 5.25%.

Issuance of bonds, convertible bonds and repurchases of notes and convertible bonds. On April 30, 2013, we made a cash tender offer to repurchase notes and bonds (2014 notes, 2015 OCEANEs (explained below), and 2016 senior notes). Repurchases of those notes and bonds took place after the closing of the repurchase offer. Overall, in May and June, we repurchased and cancelled notes and bonds of an aggregate nominal value of €446 million, for a total cash amount paid of €462 million, excluding accrued interest.

On May 14, 2013 Alcatel-Lucent USA Inc. launched an offer to purchase its 2.875% Series B convertible senior debentures due in 2025 at the option of the holders. The offer to purchase was made pursuant to the terms of the indenture governing the debentures. As of June 15, 2013, a principal amount of U.S.$764 million of debentures, representing approximately 99.8% of the debentures outstanding at March 31, 2013, was surrendered by their holders, and repurchased and cancelled by Alcatel-Lucent USA Inc.

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On June 26, 2013, as a first measure under The Shift Plan toward the objective of reprofiling our debt, we launched a convertible bond offering. The bonds are convertible into and/or exchangeable for new or existing shares of Alcatel-Lucent (we refer to these convertible bonds as OCEANEs). The bonds bear a 4.25% annual interest rate and the initial conversion price is €1.80, equivalent to a conversion premium of approximately 37% over the reference share price of Alcatel-Lucent. The bonds are redeemable at par, on July 1, 2018. Early redemption at our option is possible under certain conditions. On the settlement date (July 3, 2013), the proceeds of this offering, including the over-allotment option, were approximately €621 million, corresponding to a nominal value of €629 million.

Concurrently, we started a reverse bookbuilding process to repurchase and cancel some of our existing OCEANEs due 2015. On settlement date for the repurchase (July 4, 2013), we purchased 39.40% of the outstanding 2015 OCEANEs. The price per OCEANE was €3.37 (excluding accrued interest from July 1, 2013 to July 4, 2013) and the total amount paid was approximately €332 million, corresponding to a nominal value of approximately €318 million.

Following the repurchase offer for our 2015 OCEANEs, we carried out a standing repurchase order process (procédure de désintéressement) in France for the 2015 OCEANEs outstanding after the repurchase offer. On the settlement date of the orders (July 16, 2013), we purchased 88% of the outstanding 2015 OCEANEs. The price per bond was €3.37 (excluding accrued interest from July 1, 2013 to July 16, 2013) and the total amount paid was approximately €449 million, corresponding to a nominal value of approximately €430 million.

On July, 31 2013 Alcatel-Lucent USA Inc. closed an offering to qualified institutional buyers in the United States of U.S.$500 million Senior Notes due January 1, 2020 with an 8.875% coupon, for which we received net proceeds of U.S.$487 million. We used all of these net proceeds to repay Alcatel-Lucent USA Inc.’ asset sale facility, as noted above.

Changes in credit rating. On August 23, 2013, Moody’s assigned a definitive B3 rating to the senior unsecured 8.875% notes issued by Alcatel-Lucent Inc. and affirmed the Alcatel-Lucent B3 Corporate Family rating.

On June 26, 2013, Moody’s assigned a provisional Caa1 rating to the new OCEANE convertible bonds issued by Alcatel-Lucent and converted the provisional B1 rating of the senior secured term loan entered into by Alcatel-Lucent USA Inc. on January 30, 2013 into a definitive B1 rating.

On September 3, 2013, Standard & Poor’s raised to CCC+ from CCC the ratings of the senior unsecured notes issued by Alcatel-Lucent and by Alcatel-Lucent USA Inc.

On June 26, 2013, Standard & Poor’s assigned the credit rating CCC to the new OCEANE convertible bonds issued by Alcatel-Lucent on that date.

On June 21, 2013, Standard & Poor’s lowered the long-term corporate credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B short-term ranking of Alcatel-Lucent, and lowered the rating on the Senior Secured Credit Facilities entered into by Alcatel-Lucent USA Inc from BB- to B+, as well as the rating of the Group’s long-term unsecured debt from CCC+ to CCC. The rating of the trust preferred securities issued by Lucent Technologies Capital Trust I has been lowered from CCC to CCC-.

On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from Credit Watch with Negative implications. The outlook was negative. At the same time, the BB- issue rating on the Group’s Senior Secured Credit Facilities closed by Alcatel-Lucent USA Inc. in January 2013 was affirmed. The other ratings were also affirmed.

Strategic partnership with Qualcomm. On September 30, 2013, the Company entered into a strategic partnership agreement with Qualcomm Incorporated to develop small cells for ultra-broadband wireless access, realizing the collaboration plan announced on July 30, 2013. Under its investment, Qualcomm may purchase Alcatel-Lucent shares for up to USD 20 million per year, in four tranches, over the period 2013 - 2016. Each tranche is subject to a minimum lock up period of 6 months. On September 30, Qualcomm Incorporated purchased ca. 6 million of treasury shares (representing approximately 0.25% of the Alcatel Lucent share capital), corresponding to a first tranche of USD 20 million.

End of joint venture with Bharti Airtel. In February 2013, we decided with Bharti Airtel to discontinue the joint venture formed in 2009 for the management of Bharti Airtel’s pan-India broadband and telephone services and to help Bharti Airtel’s transition to a next generation network across India. As a result, the former joint venture’s operations were absorbed into a new business entity set up by Bharti Airtel.

1.4	[INTENTIONALLY OMITTED]

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1.5	CONSOLIDATED RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2012

The following discussion takes into account our results of operations for the nine months ended September 30, 2013 and September 30, 2012, on the following basis:

•

As part of the Shift Plan announced on June 19, 2013, a new organization was put in place effective from July 1, 2013 onwards. The new organization is composed of three reportable segments: Core Networking, Access and Other. The results of operations for the comparable 2012 period are re-presented according to the new organization structure in order to facilitate comparison with the current period.

•

The results for both periods are re-presented to take into account the impact of the retrospective application of IAS 19 “Employee benefits” (revised) and IFRS 11 “Joint arrangements” as disclosed under the heading “Presentation of financial information”.

Revenues. Revenues totaled € 10,506 million in the first nine months of 2013, an increase of 1.5 % from € 10,353 million in the first nine months of 2012. In the first nine months of 2013, approximately 61% of our revenues were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first nine months of 2013 compared with the first nine months of 2012 had a negative effect on our reported revenues. If there had been constant exchange rates in the first nine months of 2013 as compared to the first nine months of 2012, our consolidated revenues would have increased by approximately 4.2 % instead of the 1.5 % increase actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first nine months of 2013, the average exchange rate that applied for the same period in 2012, instead of the average exchange rate that applied for the first nine months of 2013, and (ii) to our exports (mainly from Europe) effected during the first nine months of 2013 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for the same period in 2012. Our management believes that providing our investors with our revenues for the first nine months of 2013 at a constant exchange rate facilitates the comparison of the trends in our revenues with that of the telecommunications equipment and related services industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)
	Nine Months ended September 30, 2013	Nine Months ended September 30, 2012	% Change
Revenues as reported	10,506	10,353	1.5%
Conversion impact euro/other currencies	294
Hedging impact euro/other currencies	(10)
Revenues at constant rate	10,790	10,353	4.2%

Revenues in our Core Networking segment increased 1.2 % at current exchange rate in the first nine months of 2013, with growth across our IP Routing and IP Platforms businesses, partially offset by declines in IP Transport. Revenues in our IP Routing division increased 11.6 % compared to the first nine months of 2012, driven by the success of our IP/MPLS service routers business, as service providers continue to transform their networks to all-IP. Revenues in IP Transport, which consists of our Terrestrial and Submarine Optics businesses, decreased 13.3 % in the first nine months of 2013, where growth in WDM was not enough to offset declines in our SONET/SDH legacy terrestrial equipment and our submarine business. Our IP Platforms division grew 10.0%, benefitting from the deployment of LTE services and overall smartphone proliferation.

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Revenues in the Access segment grew 2.9% in the first nine months of 2013, as growth in Wireless Access and Fixed Access was partially offset by declines in Licensing and Managed Services. Our Wireless Access division revenues increased 8.0 % in the first nine months of 2013, led by growth in the U.S. in 4G LTE as well as RFS, which was tempered by overall declines in 2G/3G technologies. Our Fixed Access division grew 3.2% in the first nine months of 2013, driven by growth in copper investments partially offset by continued declines in our legacy products as well as a reduction in Optical Networking Terminal (ONT) fiber equipment. Revenues in our Licensing division declined 23.5% in the first nine months of 2013, as we are looking to rebuild this business and take a more offensive approach to our patent portfolio. Revenues in our Managed Services division declined 16.4% in the first nine months of 2013, as we continued to restructure this business.

Revenues in the Other segment, which includes Enterprise and Government, declined 2.9% in the first nine months of 2013.

Revenues for the first nine months of 2013 and the same period in 2012 by geographical market (calculated based upon the location of the customer) are shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
Nine months ended September 30, 2013	666	1,643	262	723	939	4,587	911	775	10,506
Nine months ended September 30, 2012	597	1,746	353	762	1,034	3,901	1,219	741	10,353

% Change	12%	–6%	–26%	–5%	–9%	18%	–25%	5%	1%

In the first nine months of 2013, the United States accounted for 43.7 % of revenues, up from 37.7 % in the same period in 2012. Revenues grew 18 % in the U.S. as mobile data traffic growth continued to drive investments in technologies such as LTE and IP. Europe accounted for 24.5 % of revenues in the first nine months of 2013 (6.3 % in France, 15.6 % in Other Western Europe and 2.5 % in Rest of Europe), down from 26.0 % in the same period in 2012 (5.8 % in France, 16.9 % in Other Western Europe and 3.4 % in Rest of Europe) as cautiousness from the first half of 2013 showed signs of easing in the third quarter. Within Europe, trends were mixed as revenues increased 12 % in France, fell 6 % in Other Western Europe and fell 26 % in Rest of Europe. Asia-Pacific accounted for 15.8% of revenues in the first nine months of 2013 (6.9% in China and 8.9% in Other Asia Pacific), down from 17.3% in the same period 2012 (7.4% in China and 10.0% in Other Asia Pacific). The period-over-period decline in Asia Pacific was mainly attributable to decreased spending in China in anticipation of upcoming LTE rollouts in the country. Revenues in Other Americas were negatively impacted by a slowdown in Central and Latin America in the first nine months of 2013 driving revenues to decline 25 % from the same period in 2012, as its share of total revenue declined from 11.8 % to 8.7%. The Rest of World share of total revenue increased to 7.4 % in the first nine months of 2013 from 7.2% in the same period 2012, as revenues increased 5 % compared to the first nine months of 2012 driven by growth in the Middle East and Africa.

Gross profit. In the first nine months of 2013, our gross profit as a percentage of revenues increased to 31.4%, compared to 29.9 % in the first nine months of 2012, and increased in absolute terms, to €3,294 million in the first nine months of 2013 from € 3,097 million in the year-ago period. The increase in gross profit was mainly attributable to favorable product mix and lower fixed costs. Gross profit in the first nine months of 2013 included (i) the negative impact of a net charge of € (100) million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of € (62) million in reserves on customer receivables. Gross profit in the first nine months of 2012 included (i) the negative impact of a net charge of € (117) million for write-downs of inventory and work in progress; and (ii) no impact in reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our overall competitive position. In addition, profitability can be impacted by geographic area, depending on the local competitive environment, our market share and the procurement policy of our customers. In the first nine months of 2013, we witnessed trends, where, as noted above, a shift in product mix positively impacted our gross profit.

Administrative and selling expenses. For the first nine months of 2013, administrative and selling expenses were € 1,583 million or 15.1 % of revenues compared to € 1,816 million, or 17.5 % of revenues in the same period in 2012. The 12.8% decline in administrative and selling expenses reflects the progress we have made in reducing fixed costs as part of our Performance Program and our Shift Plan. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of € 24 million in the first nine months of 2013 and € 90 million in the first nine months of 2012, with the decline due to the phasing out of amortization of some intangibles and the impairment of some other intangible assets that were included in the purchase price allocation entries relating to the Lucent business combination (“PPA”) as part of the annual impairment test of goodwill performed in 2012.

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Research and development costs. Research and development costs were € 1,794 million or 17.1 % of revenues in the first nine months of 2013, after the capitalization of € (13) million of development expense, a decrease of 2.4 % from € 1,838 million in the same period in 2012 (representing 17.8% of revenues) after the capitalization of € (15) million of development expense. The 2.4% reduction in research and development costs period over period reflects a reduction in spending on legacy technologies in an effort to reduce overall costs. Capitalization of R&D expense was negative in both the first nine months of 2013 and 2012, reflecting the fact that the amortization of capitalized R&D costs was greater than new R&D costs capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of € 42 million in the first nine months of 2013 and € 89 million in the first nine months of 2012 with the decline due mainly to the phasing out of the amortization of in-process R&D as well as the impairment of some intangible assets that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of € (83) million in the first nine months of 2013 compared to a loss of € (557) million in the same period of 2012. The smaller loss in the first nine months of 2013 reflects higher revenues and gross profits in addition to lower administrative and selling expenses and research and development costs. The purchase accounting entries had a negative, non-cash impact of € 66 million in the first nine months of 2013, which was lower than the impact of € 179 million of such entries in the first nine months of 2012, mainly due to the phasing out of in-process R&D related to the Lucent business combination as well as the impairment of some intangible assets that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments for the first nine months of 2013 by € (290) million, of which € (382) million were additional provisions and € 92 million were reversals. Additional product sales reserves created during the first nine of 2013 were € (232) million, while reversals of product sales reserves were € 81 million during the same period. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments by € (284) million in the first nine months of 2012, of which additional provisions were € (493) million and reversals were € 209 million. Additional product sales reserves created during the first nine months of 2012 were € (424) million while reversals of product sales reserves were € 174 million.

Restructuring Costs. Restructuring costs were € (433) million in the first nine months of 2013, representing (i) € (279) million of new restructuring plans and adjustments to previous plans, (ii) € (81) million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) € (72) million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write-off of assets of € (1) million in the aggregate. Restructuring costs were € (243) million in the first nine months of 2012, representing (i) € (144) million of new restructuring plans and adjustments to previous plans, (ii) € (45) million for other monetary costs related to restructuring reserves, (iii) € (44) million for other monetary costs related to reorganizational projects and related fees payable to third parties, and (iv) a valuation allowance and a write off of assets of € (10) million in the aggregate. The cost of new restructuring plans increased in the first nine months of 2013 compared to the first nine months of 2012 due to the implementation of our Performance Program, which was launched on July 26, 2012, and primarily related to severance payments, early retirement payments, costs for notice periods not worked, training costs of terminated employees, costs linked with the closure of facilities or the discontinuance of product lines and costs arising from plans that materially change the scope of business undertaken by the Group. Our restructuring reserves of € 473 million at September 30, 2013, increased compared to € 276 million at September 30, 2012, primarily due the recognition of a portion of restructuring costs arising from the announced Performance Program.

Litigations. In the first nine months of 2013, we booked a litigation charge of € (2) million related to the Fox River litigation and the hedging of the FCPA litigation (refer to Note 16c) compared to the first nine months of 2012, when we booked a litigation credit of € 2 million related to the Fox River and FCPA litigations (refer to such Note 14c of our first nine months ended September 30, 2012 unaudited interim condensed consolidated financial statements).

Gain/(loss) on disposal of consolidated entities. In the first nine months of 2013, we booked a gain on the disposal of consolidated entities of € 2 million due to currency impacts related to the discontinuation of a joint venture with Bharti Airtel, compared to the first nine months of 2012, when we did not book any gain/(loss) on disposal of consolidated entities.

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Impairment of Assets. In the first nine months of 2013, we booked an impairment of assets charge of € (552) million mainly related to our Wireless product division goodwill, as a result of the implementation of The Shift Plan, which could lead to additional costs, negatively impacting the recoverable value of our goodwill in this business. There were no impairment of assets charges in the first nine months of 2012.

Post-retirement benefit plan amendment. In the first nine months of 2013, we booked a € 96 million credit that included (i) a € 56 million gain related to the change in retiree healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2016 and a reduction in the Group’s obligation to pay for retirees who are subject to annual dollar caps, (ii) a € 36 million gain related to the amendment of AUXAD, a French supplemental pension plan, to align it with the conditions of the French AGIRC (General Association of Pension Institutions for Managerial Staff) scheme and (iii) a gain of € 4 million related to the amendment of our U.S. long term disability plan, where long-term medical benefits for disabled U.S. former employees will be provided by the retiree medical plan. In the first nine months of 2012, we booked a € 35 million credit that included (i) a €30 million credit related to the change in retiree healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2013 and a reduction in the Group’s obligation to pay for retirees who are subject to annual dollar caps and (ii) a €5 million credit related to the offer to deferred vested participants in the U.S. management pension and U.S. occupational inactive pension plans to receive a lump sum payment upon retirement.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of € (972) million in the first nine months of 2013, compared to a loss of € (763) million in the same period of 2012. The larger loss from operating activities in the first nine months of 2013 is due, in part, to higher restructuring costs and an impairment of assets charge, partially offset by higher gross profits, lower operating expenses and a larger credit related to post-retirement benefit plan amendments.

Finance costs. Finance costs in the first nine months of 2013 were € (296) million, compared to € (205) million in the comparable year-ago period. The increase of finance costs is due to an increase in interest paid, from € (265) million in the first nine months of 2012 to € (350) million in the first nine months of 2013, and a decrease in interest earned, from € 60 million in the first nine months of 2012 to € 54 million in the first nine months of 2013. The increase in interest paid is due to higher levels of overall debt, while the decrease in interest earned is due to lower interest rates (see Section 1.7 Liquidity and capital resources).

Other financial income (loss). Other financial losses were € (254) million in the first nine months of 2013, compared to losses of € (351) million in the same period in 2012. In the first nine months of 2013, other financial loss consisted primarily of (i) €(113) million related to a net loss on bonds repurchased by Alcatel-Lucent, (ii) a loss of € (67) million related to the financial component of pension and post-retirement benefit costs, (iii) a net loss of € (30) million on foreign exchange and (iv) a loss of € (24) million related to the amortization of outstanding costs related to the asset sale facility repaid by Alcatel-Lucent USA Inc. In the first nine months of 2012, other financial losses consisted primarily of (i) a loss of € (178) million related to the change of estimated future cash flows in respect of Lucent’s 2.875% Series B convertible debentures, (ii) a loss of € (86) million related to the financial component of pension and post-retirement benefit costs, (iii) a € (27) million loss related to the repurchase of U.S. $115.5 million in nominal value of Lucent’s 2.875% Series B convertible debentures, (iv) a loss of € (26) million related to impairment losses on financial assets and (v) a net loss of € (15) million on foreign exchange.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was € 5 million during the first nine months of 2013, compared with € 2 million during the same period in 2012.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of € (1,517) million in the first nine months of 2013 compared to a loss of € (1,317) million in the same period of 2012.

Income tax benefit (expense). We had an income tax benefit of € 85 million for the first nine months of 2013, compared to an income tax benefit of € 186 million for the first nine months of 2012. The income tax benefit for the first nine months of 2013 resulted from a net deferred income tax benefit of € 124 million, partially offset by a current income tax charge of € (39) million. The € 124 million net deferred tax benefit includes: (i) € 67 million of deferred income tax benefits related to the re-assessment of the recoverability of deferred tax assets in the U.S. in connection with the 2012 impairment tests of goodwill, (ii) € 35 million relating to the reversal of deferred tax liabilities accounted for in the PPA, (iii) a tax benefit of €35 million related to the reversal of deferred tax liabilities related to Lucent’s 2.875% Series A convertible debentures and our Oceanes 2015 and 2018 and (iv) a €10 million deferred income tax benefits related to Lucent’s post-retirement benefit plans. These positive effects were partially offset by € (23) million in deferred tax expenses related to post-retirement benefit plans amendments. The income tax benefit for the first nine months of 2012 resulted from a net deferred income tax benefit of € 204 million, partially offset by a current income tax charge of € (18) million. The € 204 million net deferred tax benefit includes: (i) € 161 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the PPA and (ii) € 57 million of deferred income tax benefit related to the re-assessment of the recoverability of certain deferred tax assets in the U.S. in connection with the 2012 impairment tests of goodwill. These positive effects were partially offset by € (14) million in deferred tax expenses related to Lucent’s post-retirement benefit plans.

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Income (loss) from continuing operations. We had a loss from continuing operations of € (1,432) million in the first nine months of 2013 compared to a loss of € (1,131) million in the same period of 2012.

Income (loss) from discontinued operations. In the first nine months of 2013, we had a loss from discontinued operations of € (18) million related to a tax litigation connected to the optical cable business disposed of in 2004. Income from discontinued operations in the first nine months of 2012 was € 661 million primarily related to the disposal of our Genesys business.

Non-controlling interests. Non-controlling interests accounted for a loss of € (12) million in the first nine months of 2013, compared to a loss of € (17) million in the first nine months of 2012. The smaller loss in the first nine months of 2013 compared to the same period in 2012 is due largely to improvements in losses from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd.

Net income (loss) attributable to equity owners of the parent. A net loss of € (1,438) million was attributable to equity holders of the parent during the first nine months of 2013, compared with a net loss of € (453) million in the first nine months of 2012.

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1.6 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2012

The following discussion takes into account our results of operations for the nine months ended September 30, 2013 and September 30, 2012, on the following basis:

•

As part of the Shift Plan announced on June 19, 2013, a new organization was put in place effective from July 1, 2013 onwards. The new organization is composed of three reportable segments: Core Networking, Access and Other. The results of operations for the comparable 2012 period are re-presented according to the new organization structure in order to facilitate comparison with the current period.

•

The results for both periods are re-presented to take into account the impact of the retrospective application of IAS 19 “Employee benefits” (revised) and IFRS 11 “Joint arrangements” as disclosed under the heading “Presentation of financial information”.

The table below sets forth certain financial information on a segment basis for the nine months ended September 30, 2013 and September 30, 2012. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision-making function, to assess performance and to allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs)” to segment operating income (loss) reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, as shown in the table below and in our unaudited interim condensed consolidated financial statements for the first nine months ended September 30, 2013.

(In millions of euros)
Nine months ended September 30, 2013	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total
Revenues	4,378	5,464	681	10,523	(17)	10,506

Segment Operating Income (Loss)	215	(161)	5	59	(76)	(17)

PPA Adjustments (excluding restructuring costs and impairment of assets)						(66)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments						(83)

(In millions of euros)
Nine months ended September 30, 2012	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total
Revenues	4,326	5,312	701	10,339	14	10,353

Segment Operating Income (Loss)	(53)	(256)	1	(308)	(70)	(378)

PPA Adjustments (excluding restructuring costs and impairment of assets)						(179)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments						(557)

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PPA adjustments (excluding restructuring costs). PPA adjustments (excluding restructuring costs) decreased in the first nine months of 2013 to € (66) million compared with € (179) million in the first nine months of 2012. This decrease in PPA adjustments was mainly due to the phasing out of the five year amortization of in-process R&D related to the Lucent business combination as well as the impairment of some intangible assets that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. In the first nine months of 2013, a segment operating loss of € (17) million for the Group, adjusted for € (66) million in PPA, yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of € (83) million. In the first nine months of 2012, a segment operating loss of € (378) million for the Group, adjusted for € (179) million in PPA, yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € (557) million.

Core Networking Segment

Revenues in our Core Networking segment were € 4,378 million in the first nine months of 2013, an increase of 1.2 % from € 4,326 million in the first nine months of 2012, using current exchange rates. When we translate the non-euro portion of Core Networking sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first nine months of 2013 as compared to the first nine months of 2012 had a negative impact on our reported revenues. If there had been constant exchange rates in the first nine months of 2013 as compared to the first nine months of 2012, our Core Networking segment revenues would have increased by 4.3 % instead of the 1.2 % increase actually reported.

Revenues in our IP Routing division were € 1,698 million in the first nine months of 2013, an increase of 11.6% from € 1,522 million in the first nine months of 2012. The strong period-over-period growth was driven by the continued success of our IP/MPLS service router portfolio, where growth in the market is being driven by service providers spending to enhance their ability to deliver IP-based business and consumer services, including 100 Gigabit Ethernet, as well as their spending for IP mobile backhaul. Our IP Core router, the 7950 XRS, has continued to build momentum through 2013, with 14 contracts awarded and more than 20 trials to date. In the first quarter of 2013, we extended our portfolio and announced the launch of Nuage Networks™, an Alcatel-Lucent venture focused on software defined networking (SDN) solutions, which has developed an open software-based solution to address key datacenter network constraints that limit the adoption of cloud services. Nuage Networks continues to work with leading companies in key verticals such as healthcare, financial services and utilities, as well as web-scale companies and cloud service providers.

Revenues in our IP Transport division, which includes our Terrestrial and Submarine Optics businesses, were € 1,502 million in the first nine months of 2013, a decrease of 13.3% from €1,733 million in the first nine months of 2012, since growth in our WDM business was not enough to offset declines in both our SONET/SDH legacy terrestrial equipment and our submarine business. As 2013 progressed, revenues stabilized within our terrestrial optics business as growth accelerated in our WDM products. Within our WDM business, our 1830 Photonic Service Switch continues to grow as a percentage of total optical revenues, reaching 38% in the third quarter of 2013, compared to 24% in 2012. Our 100 Gigabit optical single-carrier coherent technology continues to be one of the growth drivers in WDM, as its relative share of port shipments continues to increase, from 13% in the first nine months of 2012 to 25% in the first nine months of 2013. Traction with our 400G Photonic Service Engine has also been confirmed, with the completion of a number of successful 400G trials, including Canada’s SaskTel, a trial of 400G optical transport on a network designed for data speeds of 10G.

Revenues in our IP Platforms division were € 1,178 million in the first nine months of 2013, an increase of 10.0% from €1,071 million in the first nine months of 2012. The introduction of LTE services and overall smartphone proliferation have been the basis for growth within this business, with specific strength in our Customer Experience Solutions business, Advanced Communications (IMS), Subscriber Data Management and Payment & Charging businesses.

Operating income in our Core Networking segment was € 215 million in the first nine months of 2013, compared with an operating loss of € (53) million in the first nine months of 2012. The improvement reflects the positive impact of higher volumes, favorable mix as well as our continuing actions to reduce fixed costs.

Access Segment

Revenues in our Access segment were € 5,464 million in the first nine months of 2013, an increase of 2.9 % from € 5,312 million in the first nine months of 2012, using current exchange rates. When we translate the non-euro portion of Access sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first nine months of 2013 as compared to the first nine months of 2012 had a negative impact on our reported revenues. If there had been constant exchange rates in the first nine months of 2013 as compared to the first nine months of 2012, our Access segment revenues would have increased by 5.5 % instead of the 2.9 % increase actually reported.

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Revenues in our Wireless Access division increased 8.0% in the first nine months of 2013, to € 3,270 million from €3,028 million in the first nine months of 2012. Within the Wireless Access business, we witnessed strong period-over-period growth in the U.S. in 4G LTE as well as RFS, which includes cable, antenna and tower systems. This growth was tempered by overall declines in our 2G/3G technologies, since service providers are focusing their investments in next-generation technologies. In the first nine months of 2013, we continued to focus on driving small cell adoption as we were selected to deploy the technology by both Verizon Wireless in the US and Bouygues Telecom in France. We also unveiled lightRadio™ Metro Radio with China Mobile, which provided TD-LTE coverage at Mobile Asia Expo. In the third quarter, our LTE overlay strategy proved that it is gathering momentum, as evidenced by recent public wins with Telefonica, where we won the largest share of their 4G LTE network in Spain; China Mobile; and CNT in Ecuador.

Revenues in our Fixed Access division were € 1,527 million in the first nine months of 2013, an increase of 3.2% from €1,479 million in the first nine months of 2012, as strong growth in copper projects. This growth was partially offset by continued declines in our legacy products as well as by a reduction in Optical Networking Terminal (ONT) fiber equipment. Service providers continue to show interest in copper revitalization, through VDSL2 vectoring, which allows speed enhancements over existing copper networks. Building on our VDSL2 vectoring technologies that are already deployed, we recently conducted the world’s first trial of a G.fast vectoring innovation that can upgrade existing copper networks into ultra-fast broadband access systems capable of delivering speeds of more than 1 gigabit per second (Gbps). We also recently introduced a new Ethernet Passive Optical Networking (EPON) fiber solution to help cable multi-system operators (MSOs) address this growing market and meet the data needs of businesses. This solution has already been selected by two U.S. cable MSOs.

Revenues in our Licensing division were € 62 million in the first nine months of 2013 compared to € 81 million in the first nine months of 2012, a decrease of 23.5%. We look to rebuild this business and take a more offensive approach to our patent portfolio monetization.

Revenues in our Managed Services division were € 605 million in the first nine months of 2013 compared to € 724 million in the first nine months of 2012, a decrease of 16.4%. The decline in revenues resulted from the renegotiating or exiting out of margin-dilutive contracts, which we had announced we would undertake to do as part of our Performance Program initiative in 2012. As of September 30, 2013, we have successfully addressed all 15 of the planned contracts we aimed to restructure.

Segment operating loss in our Access segment was € (161) million in the first nine months of 2013, compared with an operating loss of € (256) million in the first nine months of 2012. Our Fixed Access division and Managed Services activities have improved their contributions compared to the year-ago period, and we are working to improve our cost structure in our Wireless Access division to achieve profitability as part of the Shift Plan.

Other

Revenues in our Other segment, which comprises Enterprise and Government, were € 681 million in the first nine months of 2013, a decrease of 2.9 % from € 701 million in the first nine months of 2012, using current exchange rates. When we translate the non-euro portion of Other sales into Euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first nine months of 2013 as compared to the first nine months of 2012 had a negative impact on our reported revenues. If there had been constant exchange rates in the first nine months of 2013 as compared to the first nine months of 2012, our Other segment revenues would have decreased by 1.7 % instead of the 2.9 % decrease actually reported.

Segment operating income in the Other segment was € 5 million in the first nine months of 2013, compared with an income of € 1 million in the year-ago period.

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1.7 LIQUIDITY AND CAPITAL RESOURCES

Due to the retrospective application of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements”, which were adopted by the Group as of January 1, 2013, the cash flow figures for the first nine months of 2012 included in the discussion below have been re-presented on a basis consistent with the first nine months of 2013 cash flow data, in order to facilitate comparison with the current period.

Liquidity

Cash and cash equivalents decreased by € 850 million in the first nine months of 2013 to € 2,551 million at September 30, 2013. This decrease was mainly due to (i) cash used by operating activities of € 648 million, (ii) cash used by investing activities of € 655 million, resulting primarily from the capital expenditures of € 351 million and the net use of cash to acquire marketable securities representing € 325 million, and (iii) the negative impact of the net effect of exchange rate changes of € 135 million, reflecting mainly the change of the euro/U.S. dollar exchange rate of our cash and cash equivalents denominated in U.S. dollars (compared to a positive impact of €108 million for the first nine months of 2012) . On the other hand, financing activities represented a net cash provided of € 584 million related to the issuance and repurchases of financial debt that occurred in the first nine months of 2013. In the first nine months of 2012 the net cash expenditure for acquisition of marketable securities following the disposal of our Genesys business amounted to € 794 million, such disposal having provided a positive net cash impact as cash provided by discontinued operations of € 1,044 million.

Net cash provided (used) by operating activities. Net cash provided by operating activities before changes in working capital, interest and taxes was € 28 million for the first nine months of 2013 compared to net cash used of € 186 million for the first nine months of 2012.

This decrease of net cash used by operating activities before changes in working capital, interest and taxes between the first nine months of 2012 and the first nine months of 2013 is mainly due to the decrease of €474 million of the loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, which amounted to a loss of € 83 million in the first nine months of 2013 compared to a loss of € 557 million for the first nine months of 2012. This decrease in such net cash used was partially limited by the change of non-cash items included in this result (such as the depreciation and amortization of tangible and intangible assets representing € 505 million in the first nine months of 2013 compared to € 678 million during the first nine months of 2012).

Net cash used by operating activities was € 648 million for the first nine months of 2013 compared to net cash used of € 642 million for the first nine months of 2012. These amounts take into account the net cash used by operating working capital and other current assets and liabilities that amounted to € 329 million for the first nine months of 2013 and to € 211 million for the first nine months of 2012. With respect to operating working capital, this change is mainly explained by the cash used or provided by (i) inventories and work in progress, (ii) trade receivables and other receivables, (iii) trade payables and other payables and (iv) customers’ deposits and advances.

Regarding inventories and work in progress, net cash used represented € 234 million for the first nine months of 2013 compared to net cash used of € 297 million for the first nine months of 2012. This lower use of cash during the first nine months 2013 is mainly explained by the decrease of the work in progress on a major customer network development contract in the United States.

Regarding trade receivables and other receivables, they provided cash of € 260 million for the first nine months of 2013 compared to € 541 million for the first nine months of 2012. The cash provided by trade receivables and other receivables in the first nine months of 2013 relates mainly to the strong collection in that period of the high level of receivables generated at the end of 2012, consistent with the pattern in previous years due to the seasonality of our activity. The lower level of cash provided by the receivables in the first nine months of 2013 compared to the same period in 2012 despite the strong collection during the period is mainly explained by the increase of revenues between the two periods.

Regarding trade payables and other payables, they represented € 128 million of cash used in the first nine months of 2013 compared to € 282 million of cash used for the first nine months of 2012, decreasing as a result of the decrease in our costs. The high level of cash used is explained in both periods by the effect of the settlement of a high level of payables generated at the end of the previous year due to the seasonality of our activity.

Regarding customers’ deposits and advances, they represented cash used for € 132 million for the first nine months of 2013 compared to € 122 million of cash provided for the first nine months of 2012. This change is mainly due to non recurring advances received during the first nine months of 2012 on major contracts in the Americas and EMEA and the change of payment terms of some major maintenance contracts in the U.S. between 2012 and 2013, which resulted in maintenance fees being paid in monthly installments since January 1, 2013, compared to up-front annual payments in 2012.

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Other current assets and liabilities were € 94 million of cash used in the first nine months of 2013 compared to € 300 million of cash used in the first nine months of 2012. The lower amount of cash used in the first nine months of 2013 is explained mainly by the increase in the variable compensation accrual between September 30, 2013 and September 30, 2012 pursuant to our corporate annual incentive plan (AIP).

Net cash provided (used) by investing activities. Net cash used by investing activities was € 655 million in the first nine months of 2013 compared to net cash used of € 1,148 million in the first nine months of 2012. The decrease in such net cash used is mainly due to lower net cash expenditures for acquisition of marketable securities in the first nine months of 2013 (€ 325 million, mainly acquired with the net cash proceeds on issuance and repurchases of financial debt), compared to the first nine months of 2012 (€ 794 million, mainly in connection with the use of the cash proceeds from the disposal of the Genesys business).

Net cash provided (used) by financing activities. Net cash provided by financing activities amounted to € 584 million for the first nine months of 2013 compared to € 53 million for the first nine months of 2012. This increase was mainly due to the fact that we received € 1,925 million of cash in relation to the closing of the Senior Secured Credit Facilities in January 2013, € 618 million of cash in connection with the issuance in August 2013 of Oceane maturing in July 2018, and € 370 million of cash related to the issuance by Alcatel-Lucent USA Inc. in August 2013 of U.S.$ 500 million Senior Notes due on January 1, 2020, and that we used an amount of € 2,229 million to buy back and redeem some of our financial debt (that is,. exercise of the put of Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds for an amount of € 580 million, early repurchases of the Oceane 5.00% due January 2015 for € 976 million, of the Notes 6.375% due April 2014 for € 197 million, and of the Senior Notes 8.50% due January 2016 for € 80 million, and early repayment of the asset sale facility entered into on January 30, 2013 for € 384 million), compared to mainly € 86 million of cash used during the first nine months of 2012 to buy back part of the Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds and €122 million of cash provided during the first nine months of 2012 by a capital increase in Alcatel-Lucent Shanghai Bell, Co., Ltd.

Disposed of or discontinued operations. Disposed of or discontinued operations provided a net cash of € 1,044 million in the first nine months of 2012 in connection with the cash proceeds from the disposal of our Genesys business completed on February 1, 2012, compared to nominal cash of € 4 million provided for the first nine months of 2013.

Capital Resources

Resources. Over time, our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, proceeds from asset sales, the issuance of debt and equity in various forms and credit facilities, including our two Senior Secured Credit Facilities for an aggregate of € 1.6 billion, which is comprised of: a U.S.$1.75 billion (€1.3 billion) facility and a €0.3 billion facility, both of which mature in January 2019 ( see “2013 Senior Secured Credit Facilities” below). Our ability to draw upon these resources (other than the credit facilities, which have been fully drawn down) at any time is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, the debt and equity market conditions generally and our compliance with the terms of our Senior Secured Credit Facilities and our debt indentures.

Given current conditions, we cannot rely on our ability to access the debt and equity markets at any given time. In addition, given our current short-term ratings and the lack of liquidity of the French commercial paper/“billets de trésorerie” market, this market is not, for the time being, a reliable source of financing for us.

Also, no positive cash flow was generated from on-going operations in the first nine months of 2013 and during 2012. Counterbalancing this, our cash, cash equivalents and marketable securities, including short-term investments, amounted to € 4,409 million as of September 30, 2013. Although approximately € 985 million of this cash, cash equivalents and marketable securities are subject to exchange control restrictions in certain countries (primarily China) that may limit the use of such funds by our subsidiaries outside of the local jurisdiction, we do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

2007 Syndicated Bank Credit Facility. On April 5, 2007, we obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013.

The facility was cancelled at the closing of the financing transaction described immediately below.

2013 Senior Secured Credit Facilities. On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and some major entities of the Group (in particular Alcatel-Lucent) as guarantors of Alcatel-Lucent USA Inc.’s obligations, entered into secured credit facilities that were syndicated in January 2013 and which comprised:

•

An asset sale facility with a total nominal value of U.S.$ 500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the ABR (the greatest of the Crédit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the Borrower may choose at certain intervals), maturing in August 2016;

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•

A credit facility with a total nominal value of U.S.$ 1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the Borrower may choose at certain intervals), maturing in January 2019; and

•	A credit facility with a total nominal value of € 300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019.

We repaid the asset sale facility in full and terminated it in August 2013, using the proceeds of an issuance of senior notes by Alcatel-Lucent USA Inc. (see “2013 Senior Notes” below).The two currently outstanding facilities are secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

The facilities do not include any financial maintenance covenants (that is, a covenant the calculation of which is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents (iv) pay dividends, buy back equity, make certain investments and (v) dispose or transfer within the Group assets constituting the collateral of the secured financing.

These covenants, which are customary for this type of financing, are subject to a number of qualifications and exceptions. We believe that these qualifications and exceptions generally provide us with the ability to conduct our operations, strategy and finances without any significant impact due to the existence of the covenants. The credit agreement provides that the non-compliance with any of the covenants could be deemed an event of default.

In addition, the credit facilities provide that the sale of certain assets of the Group may trigger the mandatory pre-payment of some of the facilities.

On August 16, 2013, Alcatel-Lucent USA Inc. amended the two remaining Senior Secured Facilities. The amendments have the effect of changing certain covenants governing the facilities, lowering the credit spread on the U.S.$ 1,750 million Senior Secured Facility due 2019 from 6.25% to 4.75% and lowering the credit spread on the € 300 million Senior Secured Facility due 2019 from 6.50% to 5.25%.

Under the terms of the August 16, 2013 amendment, if, prior to February 16, 2014 all or part of the credit facilities are voluntarily repaid with the primary purpose of decreasing the yield of such facilities, then such repayment must be made at 101.0% of the principal amount so repaid. The credit facilities are otherwise repayable at par at any time.

2010 Senior Notes. In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 (the “2010 Senior Notes”) with an 8.5% coupon for a total nominal value of €500 million. We used the net proceeds of this issuance to partially refinance our convertible/exchangeable bonds (OCEANE) 4.75% due on January 1, 2011. The Senior Notes include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in minority interests, (iii) create or incur certain liens and (iv) engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions. Those qualifications and exceptions generally afford Alcatel-Lucent the ability to conduct its operations, strategy and finances without significant effect. The Senior Notes also provide that, if certain instances of change of control occur, we are required to offer to repurchase all of the Senior Notes at a redemption price equal to 101% of their principal amount, plus any accrued and unpaid interest.

OCEANE 2018. On July 3, 2013, Alcatel-Lucent issued of convertible/exchangeable bonds (OCEANE) maturing on July 1, 2018, for a nominal amount of € 629 million. The conversion price per bond was set at € 1.80, giving a conversion premium of approximately 37% over the reference share price of Alcatel-Lucent’s shares listed on the regulated market NYSE-Euronext in Paris.

The Bonds bear interest at an annual rate of 4.25%, payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2014. The bonds were issued at par on July 3, 2013 and will be redeemed at par on July 1, 2018. At the option of Alcatel-Lucent, the bonds may be subject to an early redemption under certain conditions.

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The purpose of the issuance was to extend the maturity of our Group’s indebtedness. Consistent with this objective, during July 2013, a nominal value of €748 million of the OCEANE 5.00 % due January 2015 was repurchased for a cash consideration of €780 million (excluding accrued interest).

2013 Senior Notes. On August 7, 2013, Alcatel-Lucent USA Inc. issued Senior Notes due January 1, 2020 (the “2013 Senior Notes”) with an 8.875% coupon for a total nominal value of U.S.$ 500 million. We used the net proceeds of this issuance to repay our asset sale facility. The Senior Notes include covenants similar to the ones related to the 2013 Senior Secured Credit Facilities (see “2013 Senior Secured Credit Facilities” above). Alcatel-Lucent and certain of its subsidiaries have provided a senior unsecured guarantee of the obligations under the 2013 Senior Notes.

Credit ratings.

At October 29, 2013, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term unsecured debt	Short- term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B3	Caa1	Not Prime	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	B-	CCC+	B	Stable	September 3, 2013	June 21, 2013

At October 29, 2013, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term unsecured debt	Short- term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Caa2 /B1/B3(1)	n.a	Negative	August 23, 2013	December 4, 2012
Standard & Poor’s	CCC+/CCC-/B+(2)	n.a	Stable	September 3, 2013	June 21, 2013

(1)

Alcatel-Lucent USA Inc. 2.875% Series A and Series B are rated Caa2. Alcatel-Lucent USA Inc. Senior Secured Credit Facilities are rated B1 and the 8.875% bonds are rated B3. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.

(2)

Alcatel-Lucent USA Inc. senior unsecured notes are rated CCC+. Lucent Technologies Capital Trust I trust preferred securities are rated CCC- and the Alcatel-Lucent USA Inc. Senior Secured Credit Facilities are rated B+.

Moody’s: On August 23, 2013, Moody’s assigned a definitive B3 rating to the senior unsecured 8.875% notes issued by Alcatel-Lucent USA Inc. and affirmed the Alcatel-Lucent B3 Corporate Family rating.

On June 26, 2013 Moody’s assigned a provisional Caa1 rating to the new OCEANE convertible bonds issued by Alcatel-Lucent and converted the provisional B1 rating of the 2013 Senior Secured Credit Facilities described above into a definitive B1 rating.

On December 19, 2012, Moody’s assigned a provisional (P) B1 rating to the 2013 Senior Secured Credit Facilities described above.

On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family rating from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as of Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust I debts, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family rating from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc., which are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from B3 to Caa1.

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On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B3 rating is in the B category, which also includes B1 and B2 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk” and the Caa category: “obligations rated Caa are judged to be speculative of poor standing and are subject to very high risk”.

Standard & Poor’s: On September 3, 2013, Standard & Poor’s raised to CCC+ from CCC the ratings of the senior unsecured notes issued by Alcatel-Lucent and by Alcatel-Lucent USA Inc.

On June 26, 2013, Standard & Poor’s assigned the credit rating CCC to the new OCEANE convertible bonds issued by Alcatel-Lucent on that date.

On June 21, 2013, Standard & Poor’s lowered the long-term corporate credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B short-term ranking of Alcatel-Lucent, and lowered the rating on the Senior Secured Credit Facilities entered into by Alcatel-Lucent USA Inc from BB- to B+, as well as the rating of the Group long-term unsecured debt from CCC+ to CCC. The rating of the trust preferred securities issued by Lucent Technologies Capital Trust I has been lowered from CCC to CCC-.

On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from Credit Watch with Negative implications. The outlook is negative. At the same time, the BB- issue rating on the Group’s Senior Secured Credit Facilities closed by Alcatel-Lucent USA Inc. in January 2013 was affirmed. The other ratings were also affirmed.

On December 21, 2012, Standard & Poor’s placed all corporate and issue credit ratings for Alcatel-Lucent and Alcatel-Lucent USA Inc. on Credit Watch with Negative implications. At the same time Standard & Poor’s lowered their issue ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. existing unsecured long-term debt from B to CCC+. The B ratings on Alcatel-Lucent short-term debt were affirmed.

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC- ratings for the trust preferred securities of Lucent Technologies Capital Trust I and the Group’s long term unsecured debt are in the CCC category, which also includes CCC+ and CCC ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non-payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Short-term cash requirements. Our short-term cash requirements are primarily related to funding our operations, including our restructuring plans, capital expenditures and short-term debt repayments.

Restructuring Plans. On July 26, 2012, we announced the launch of the “Performance Program” to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program includes the elimination of approximately 5,500 jobs across the Group, and provides for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets. The Performance Program is expected to be completed by the end of 2013.

On June 19, 2013 we announced the launch of The Shift Plan. Through this plan and the Performance Program, we aim at reducing our fixed-cost base by € 1 billion between 2013 and 2015 through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity.

On October 8, 2013 we informed our European works council (ECID) of the actions planned as part of The Shift Plan and presented a net job reduction plan of approximately 10,000 jobs worldwide by the end of 2015. All geographic areas where Alcatel-Lucent operates will contribute to this effort, with the reduction of 4,100 positions in Europe, Middle East and Africa, 3,800 in Asia Pacific and 2,100 in Americas. By the end of 2015, Alcatel-Lucent will halve the number of its business hubs globally.

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The estimated cash outlay in 2013 in respect of our previously announced and new restructuring plans is expected to be materially higher compared to 2012, that is, approximately €600 million (of which € 328 million was spent in the first nine months of 2013), compared to € 340 million in 2012 (of which € 255 million was spent in the first nine months of 2012), and we expect that we will spend up to € 700 million in 2014.

Capital Expenditures. We expect a somewhat lower level of capital expenditures in 2013 compared to those in 2012, which amounted to € 581 million including capitalization of development expenditures. We spent €351 million in the first nine months of 2013; consequently, we expect capital expenditures to be higher for the last quarter of 2013 compared to the third quarter during which capital expenditures amounted to €128 million.

Short-term Debt. At September 30, 2013, we had € 570 million of short-term financial debt outstanding, which included a carrying value of € 279 million (nominal value of € 274 million) related to the 6.375% bond due April 2014, with the remainder representing bank loans and lines of credit and other financial debt and accrued interest payable.

Cash flow outlook. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating € 4,409 million as of September 30, 2013, are sufficient to fund our cash requirements for the next 12 months and to pursue our capital expenditures program as planned.

However, in light of the deteriorating macro-economic environment and the competitive pricing environment in certain regions with its corresponding impact on our profitability, and of the amount of cash used by operating activities in 2012 and during the first nine months of 2013 (see “Liquidity,” above), on July 26, 2012, we launched The Performance Program and on June 19, 2013 The Shift Plan, both mentioned above the latter with a view to transforming our business (see the detailed description of The Shift Plan in Section 1.10, “Strategy and Outlook through 2015”) and to reducing our fixed-cost base (taking into account fixed costs savings to be realized under the Performance Program) by € 1 billion between 2013 and 2015.

Long-term Debt and Total Financial Debt. At September 30, 2013 we had € 4,805 million of long-term financial debt outstanding and therefore a total financial debt, gross at that date of € 5,375 million, compared to € 4,805 million at December 31, 2012.

Rating Clauses Affecting our Debt. Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

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1.8 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Contractual obligations. We have certain contractual obligations that extend beyond September 30, 2014. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at September 30, 2013 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our September 2013 unaudited interim condensed consolidated statement of financial position included in this document.

(In millions of euros)
	Payment deadline
Contractual payment obligations	Less than one year	10/1/2014- 12/31/2015	2016-2017	2018 and after	Total
Financial debt (excluding finance leases)	559	739	1,192	2,866	5,356
Finance lease obligations (1)	11	8	—	—	19
Equity component of convertible bonds	—	25	171	—	196

Sub-total - included in statement of financial position	570	772	1,363	2,866	5,571

Finance costs on financial debt (2)	364	444	588	1,064	2,460
Operating leases	164	265	162	200	791
Commitments to purchase fixed assets	46	—	—	—	46
Unconditional purchase obligations (3)	809	356	244	108	1,517

Sub total - commitments not included in statement of financial position	1,383	1,065	994	1,372	4,814

Total contractual obligations (4)	1,953	1,837	2,357	4,238	10,385

(1)	Of which € 9 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.
(2)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 17. If all outstanding debentures at September 30, 2013 were not redeemed at their respective put dates, an additional finance cost of approximately € 18 million (of which € 7 million would be incurred in 2014-2017 and the remaining part in 2018 or later) would be incurred until redemption at their respective contractual maturity dates.

(3)

Of which € 906 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2013 (refer to note 20 of such statements).

Off-balance Sheet Commitments and Contingencies. On September 30, 2013, our off-balance sheet commitments and contingencies amounted to € 1,894 million, consisting primarily of € 1,196 million in guarantees and performance bonds on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or in inventory reserves. Not included in the € 1,894 million is approximately € 232 million in customer financing provided by us, of which € 60 million are available for customers to draw.

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With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)
Off-balance sheet contingent commitments	September 30, 2013	December 31, 2012
Guarantees and performance bonds given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,196	1,217
Discounted notes receivable with recourse(1)	—	1
Other contingent commitments(2)	696	716

Sub-total - Contingent commitments	1,892	1,934

Secured borrowings (3)	2	4

Total - Off-balance sheet contingent commitments and secured borrowings (4)	1,894	1,938

(1)

Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 19b to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2013.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.
(3)	Excluding the subordinated guarantees described below on certain bonds.
(4)

Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table as they are included in our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2013. Refer to Note 20 of such financial statements and to Note 26 of our 2012 audited consolidated financial statements for a summary of our expected contributions to these plans.

The amounts of guarantees and performance bonds given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by us. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for our benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties are not included in the preceding table. These commitments are fully reflected in our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2013. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries” as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 0 million as of September 30, 2013 (€ 0 million as of December 31, 2012).

On December 29, 2006, in connection with our consent solicitation to amend the indenture pursuant to which Alcatel-Lucent USA Inc.’s 2.875 % Series A convertible debentures due 2023 and 2.875 % Series B convertible debentures due 2025 were issued, we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations. These subordinated guarantees are not included in the preceding table.

Outsourcing Transactions. On October 29, 2009, we entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”)., with an effective date of December 1, 2009, and at the same time we entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of our IT infrastructure. As part of an initial 18-month transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform our global IT/IS platforms. As a result, we are committed to restructuring our IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €88 million of these restructuring costs were incurred during the first three quarters of 2013 (€31 million in the year ended December 31, 2012). In addition, in the fourth quarter of 2011 we signed an amendment with HP relating to a supplemental €42 million of T&T costs to be incurred by us (including €6 million of onerous lease, that is, a lease commitment with no corresponding use of the leased premises or asset). €6 million of these supplemental costs were incurred during the first three quarters of 2013 (€6 million in the year ended December 31, 2012).

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As part of the transfer of resources, we sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payment obligations table above, representing € 9 million in finance lease obligations as of September 30, 2013 (€10 million as of December 31, 2012).

Also as part of the overall arrangement with HP, Alcatel-Lucent committed to purchase approximately € 514 million of HP goods and services (this amount increased by €62 million as of 2011 because the duration of the commitment increased by one year, until 2014). Of the total amount of approximately € 514 million in purchase commitments €311 million represent our commitment to effect annual purchases over the five-year period from January 1, 2010 through December 31, 2014 in an annual amount equal to €62 million, which is the annual amount we spent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represent our commitment to effect incremental purchases over the same five-year period of HP goods and services to be used in the context of customer networks. As of September 30, 2013, our remaining total purchase commitment was €135 million (€226 million as of December 31, 2012). The finance lease obligations and the unconditional purchase commitments related to the HP outsourcing transaction are included in the contractual payment obligations table presented above, in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were also included in the HP agreement:

•

A minimum value commitment regarding the amount of IT managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of€ 1,408 million (which amount includes € 120 million of the € 200 million restructuring costs mentioned above and with a remaining commitment of € 678 million as of September 30, 2013) and

•

A commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including the establishment of dedicated teams, representing a minimum investment of € 298 million over ten years (with a remaining commitment of € 93 million as of September 30, 2013).

These two commitments are included in the contractual payment obligations table presented above, under the heading “Unconditional purchase obligations” for the remaining balance as of September 30, 2013.

Other Commitments – Contract Manufacturers/Electronic Manufacturing Services (EMS) providers. We outsource a significant amount of manufacturing activity to a limited number of electronic manufacturing service (EMS) providers. The EMSs manufacture products using Alcatel-Lucent’s design specifications and they test platforms in line with quality assurance programs and standards established by Alcatel-Lucent. EMSs are required to procure components and sub-assemblies that are used to manufacture products based on our demand forecasts from suppliers in our approved supplier lists.

Generally, we do not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to us upon delivery. We record the inventory purchases upon transfer of title from the EMS to us We establish provisions for excess and obsolete inventory based upon historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on our behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (“NCNR”) component and sub-assembly orders that EMSs have with their suppliers for parts meant to be integrated into our products. In the first nine-months of 2013, we recorded a charge of € 22 million for excess inventory commitments with our EMS providers compared to a charge of €25 million in the year ended December 31, 2012.

We generally do not have minimum purchase obligations in our contract-manufacturing relationships with EMS providers and therefore the Contractual payment obligations table presented above under the heading “Contractual Obligations”, does not include any commitments related to EMS providers.

Letter of Indemnity in favour of Louis Dreyfus Armateurs. During the first half of 2011, we provided a letter of Indemnity (“LOI”) in favor of Louis Dreyfus Armateurs (“LDA”), our co-venturer in Alda Marine, our jointly-controlled entity, pursuant to which we agreed to indemnify LDA in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by Alcatel-Lucent during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed € 50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

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As the level of radiation measured during the repairs were always below critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of September 30, 2013.

Specific commitments — Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €12 million (U.S.$ 16 million) as of September 30, 2013 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA (€15 million in 2012). In the first nine months of 2013, payments of €5 million (U.S.$ 6 million) was made to NCR Corporation (€1 million in 2012) and an increase of this provision in the amount of €2 million (U.S.$ 2 million) was accounted for based upon NCR Corporation’s increase of the amount of the claim it asserted against AT&T Corp and Alcatel-Lucent (a reversal of €1 million was accounted for in 2012). Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in our consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

Alcatel-Lucent USA Inc.’s Guarantees and Indemnification Agreements

Alcatel-Lucent USA Inc. divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Alcatel-Lucent USA Inc. remains secondarily liable for U.S.$34 million of lease obligations as of September 30, 2013 (U.S.$47 million of lease obligations as of December 31, 2012), that were assigned to Avaya and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to seven years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Alcatel-Lucent USA Inc. is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments, during the years prior to its separation from AT&T. Alcatel-Lucent USA Inc. has similar agreements with Avaya. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. We do not expect that the outcome of these other matters will have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent issued a full and unconditional guaranty of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €274 million on September 30, 2013, taking into account amounts bought back in the first nine-months of 2013). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Financing. Based on standard industry practice, from time to time, we extend financing to certain of our customers by granting extended payment terms, making direct loans, or providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts, involving significant amounts to be paid by our customers over time.

As of September 30, 2013, net of reserves, we had an exposure of € 123 million under drawn customer financing arrangements, representing € 114 million of deferred payments and loans, and € 9 million of guarantees. In addition, as of this date, we had further commitments to provide customer financing for € 60 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

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Outstanding customer financing and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges faced by the customer, changes in the competitive landscape, and the customer’s management experience and depth. When we detect potential problems, we take mitigating actions, which may include the cancellation of undrawn commitments. Although by taking such actions we may be able to limit the total amount of our exposure, we still may suffer losses to the extent of the drawn and guaranteed amounts.

Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Trade and Project Finance group, and in some cases, be assessed by a central Financial Analysis and Risk Assessment Team, each independent from our commercial departments.

We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, if economic conditions and conditions in the telecommunications industry in particular were to deteriorate, leading to the financial failure of our customers, we may realize losses on credit we extended and loans we made to our customers, on guarantees provided for our customers and losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer’s ongoing business. In such a context, should customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital Expenditures. We expect a somewhat lower level of capital expenditures in 2013 compared to those in 2012, which amounted to € 581 million including capitalization of development expenditures. We spent €351 million in the first nine months of 2013; consequently, we expect capital expenditures to be higher for the last quarter of 2013 compared to the third quarter during which capital expenditures amounted to €128 million. For a discussion of the funding of our capital expenditures program, see “Capital Resources – Cash Flow Outlook” above.

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1.9 STRATEGY AND OUTLOOK THROUGH 2015

To better align ourselves with the current industry and business trends (see Section 1.1, “Overview of the First Nine Months of 2013,” of this Form 6-K), on June 19, 2013 we announced The Shift Plan, a detailed three year plan to reposition our Company as a specialist provider of IP Networking and Ultra-Broadband Access, the high-value equipment and services that are essential to high-performance networks.

A detailed description of The Shift Plan can be found in Section 1.10, “Strategy and Outlook through 2015,” of our Form 6-K furnished to the Securities and Exchange Commission on July 30, 2013.

The following are the key steps that we have taken concerning the implementation of The Shift Plan since its announcement on June 19, 2013:

•

On June 26, 2013, as a first measure under The Shift Plan toward the objective of reprofiling our debt, we launched a convertible bond offering (OCEANE) which yielded proceeds of approximately €621 million. In pursuit of the same objective, in July, 2013 we repurchased some of our existing OCEANE due 2015, for an aggregate amount of approximately €781 million, and on August 7, 2013 Alcatel-Lucent USA Inc. closed an offering to qualified institutional buyers in the United States of U.S. $500 million Senior Notes for which we received net proceeds of U.S.$487 million. We used the net proceeds of these Senior Notes to repay Alcatel-Lucent USA Inc.’ asset sale facility that was part of the financing transaction that we had closed on January 30, 2013. For more detail on these transactions, see Section 1.3, “Highlights of Events during the Nine Months ended September 30, 2013,” in this Form 6-K.

•	On August 28, 2013, we announced the nomination of Mr. Jean Raby as Chief Financial & Legal Officer effective on September 1, 2013.

•

On October 8, 2013 we met with the European Works Council (ECID), where we presented a net job reduction plan of approximately 10,000 jobs worldwide by the end of 2015. All geographic areas where we operate will contribute to this effort, with the reduction of 4,100 positions in Europe, Middle East and Africa, 3,800 in Asia Pacific and 2,100 in Americas. By the end of 2015, we expect to halve the number of our business hubs globally.

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1.10 RISK FACTORS

This section updates and supplements the risk factors to which the Company is exposed that are described under the heading “Risk Factors” of our 2012 20-F, as such risk factors are updated or supplemented in Section 1.1, “Risk Factors”, of our Form 6-K furnished to the Securities and Exchange Commission on July 30, 2013 and should be read in conjunction therewith.

Our ten largest customers accounted for 51% of our revenues in the first nine months of 2013 (among which Verizon, AT&T and Sprint represented 13%, 12% and 10% of our revenues, respectively), and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 51% of our revenues in the first nine months of 2013 (among which Verizon, AT&T and Sprint represented 13%, 12% and 10% of our revenues, respectively). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn or delays in spending in that industry.

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1.11 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments

Although, at September 30, 2013, our exposure to financial market risks was not materially different from our exposure at the end of last year, as described in our 2012 20-F, outstanding amounts may vary significantly according to underlying exposures and fair value of derivative instruments changes depending on market conditions.

No significant change occurred in the first nine months of 2013.

As a result of our hedging transactions, the fixed rate part of our gross financial debt represents approximately 95 % of such debt as of September 30, 2013 compared to 90% as of December 31, 2012.

As noted in our 2012 20-F, we are exposed to credit risk on marketable securities, cash and cash equivalents and derivative instruments in the event of counterparty default. We closely monitor this credit risk daily, with strict limits based on the counterparties’ credit ratings. As of today, we have not suffered any significant loss due to a counterparty default.

1.12 RESEARCH AND DEVELOPMENT

Cost. During the first nine months of 2013, our research and development costs amounted to € 1,794 million, including the impact of the capitalization of development costs, the capital gain (loss) on disposal of fixed assets and € 42 million of impact of the purchase price allocation entries for the business combination with Lucent (which impact is disclosed in Note 5b), representing 17.1 % of revenues of the period, compared to costs of € 1,838 million in the first nine months of 2012 (of which € 89 million of impact of the purchase price allocation entries for the business combination with Lucent), representing 17.8 % of the revenues for that period. Excluding the impact of the capitalization of development costs and capital gain (loss) on disposal of fixed assets and the impact of the purchase price allocation entries of the business combination with Lucent, research and development costs amounted to € 1,751 million for the first nine months of 2013 compared with € 1,740 million for the first nine months of 2012.

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2. ALCATEL-LUCENT UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2013

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UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	Nine months ended September 30,
(In millions of euros except per share information)		2013 (a)	2013	2012 (1)
Revenues	(5) & (6)	$14,220	€10,506	€10,353
Cost of sales (2)		(9,762)	(7,212)	(7,256)

Gross profit		4,458	3,294	3,097

Administrative and selling expenses (2)		(2,142)	(1,583)	(1,816)
Research and development expenses before capitalization of development expenses		(2,410)	(1,781)	(1,823)
Impact of capitalization of development expenses		(18)	(13)	(15)
Research and development costs (2)		(2,428)	(1,794)	(1,838)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)	(112)	(83)	(557)

Restructuring costs (2)	(17e)	(586)	(433)	(243)
Litigations	(17c)	(3)	(2)	2
Gain/(loss) on disposal of consolidated entities		3	2	—
Impairment of assets		(747)	(552)	—
Post-retirement benefit plan amendments	(21)	130	96	35

Income (loss) from operating activities		(1,315)	(972)	(763)

Interest related to gross financial debt		(474)	(350)	(265)
Interest related to cash and marketable securities		73	54	60
Finance costs	(9)	(401)	(296)	(205)
Other financial income (loss)	(9)	(344)	(254)	(351)
Share in net income (losses) of equity affiliates		7	5	2

Income (loss) before income tax and discontinued operations		(2,053)	(1,517)	(1,317)

Income tax (expense) benefit	(11)	115	85	186

Income (loss) from continuing operations		(1,938)	(1,432)	(1,131)

Income (loss) from discontinued operations	(10)	(25)	(18)	661

Net Income (Loss)		(1,963)	(1,450)	(470)

Attributable to:
- Equity owners of the parent		(1,946)	(1,438)	(453)

- Non-controlling interests		(16)	(12)	(17)
Net income (loss) attributable to the equity owners of the parent per share (in euros)
- Basic earnings (loss) per share	(12)	(0.85)	(0.63)	(0.20)
- Diluted earnings (loss) per share	(12)	(0.85)	(0.63)	(0.20)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
- Basic earnings (loss) per share		(0.84)	(0.62)	(0.49)
- Diluted earnings (loss) per share		(0.84)	(0.62)	(0.49)
Net income (loss) of discontinued operations per share (in euros)
- Basic earnings per share		(0.01)	(0.01)	0.29
- Diluted earnings per share		(0.01)	(0.01)	0.24

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.3535 on September 30, 2013.
(1)

The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Classification of share-based payments between cost of sales, administrative and selling expenses, research & development costs and restructuring costs is provided in Note 7.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30,
(In millions of euros)	2013(a)	2013	2012(1)
Net income (loss) for the period	$(1,963)	€(1,450)	€(470)

Items to be subsequently reclassified to Income Statement	(166)	(123)	92

Financial assets available for sale	7	5	13
Cumulative translation adjustments	(175)	(129)	63
Cash flow hedging	1	1	16
Tax on items recognized directly in equity	—	—	—

Items that will not be subsequently reclassified to Income Statement	1,179	871	(162)

Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	1,153	852	5
Tax on items recognized directly in equity	26	19	(167)
Other adjustments	—	—	—

Total other comprehensive income/(loss) for the period	1,013	748	(70)

Total comprehensive income (loss) for the period	(950)	(702)	(540)

Attributable to:
• Equity owners of the parent	(924)	(683)	(523)

• Non-controlling interests	(26)	(19)	(17)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.3535 on September 30, 2013.
(1)

The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of euros)	Notes	September 30, 2013 (a)	September 30, 2013	December 31, 2012 (1)
ASSETS
Non-current assets:
Goodwill	(2a)	$4,323	€3,194	€3,820
Intangible assets, net		1,433	1,059	1,175

Goodwill and intangible assets, net		5,756	4,253	4,995

Property, plant and equipment, net		1,408	1,040	1,133
Investment in net assets of equity affiliates	(13)	45	33	29
Other non-current financial assets, net		448	331	341
Deferred tax assets		1,391	1,028	985
Prepaid pension costs	(21)	3,530	2,608	2,797
Other non-current assets		616	455	428

Total non-current assets		13,194	9,748	10,708

Current assets:
Inventories and work in progress, net	(15)	2,688	1,986	1,940
Trade receivables and other receivables, net	(15)	3,248	2,400	2,860
Advances and progress payments, net	(15)	72	53	53
Other current assets		1,058	782	726
Current income taxes		69	51	118
Marketable securities, net	(18)	2,515	1,858	1,528
Cash and cash equivalents	(18)	3,453	2,551	3,401

Current assets before assets held for sale		13,103	9,681	10,626

Assets held for sale and assets included in disposal groups held for sale	(10)	210	155	20

Total current assets		13,313	9,836	10,646

Total assets		26,507	19,584	21,354

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(In millions of euros)	Notes	September 30, 2013 (a)	September 30, 2013	December 31, 2012 (1)
EQUITY AND LIABILITIES
Equity:
Capital stock (€ 0.05 nominal value: 2,329,850,795 ordinary shares issued at September 30, 2013, € 2 nominal value: 2,326,563,826 ordinary shares issued at September 30, 2012, and 2,326,563,826 ordinary shares issued at December 31, 2012)		$157	€116	€4,653
Additional paid-in capital		28,643	21,162	16,682
Less treasury stock at cost		(1,991)	(1,471)	(1,567)
Accumulated deficit, fair value and other reserves		(22,099)	(16,327)	(15,248)
Cumulative translation adjustments		(938)	(693)	(571)
Net income (loss) - attributable to the equity owners of the parent		(1,946)	(1,438)	(2,011)

Equity attributable to equity owners of the parent		1,826	1,349	1,938

Non-controlling interests		969	716	745

Total equity		2,795	2,065	2,683

Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(21)	5,666	4,186	5,338
Convertible bonds and other bonds, long-term	(15) & (17)	6,234	4,606	3,727
Other long-term debt	(18)	269	199	227
Deferred tax liabilities		1,145	846	889
Other non-current liabilities		299	221	177

Total non-current liabilities		13,614	10,058	10,358

Current liabilities:
Provisions	(17)	2,034	1,503	1,649
Current portion of long-term debt and short-term debt	(18)	771	570	851
Customers’ deposits and advances	(15)	782	578	718
Trade payables and other payables	(15)	4,713	3,482	3,726
Current income tax liabilities		119	88	145
Other current liabilities		1,544	1,140	1,204

Current liabilities before liabilities related to disposal groups held for sale		9,963	7,361	8,293

Liabilities related to disposal groups held for sale	(10)	135	100	20

Total current liabilities		10,098	7,461	8,313

Total Equity and Liabilities		26,507	19,584	21,354

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.3535 on September 30, 2013.
(1)

The figures as of December 31, 2012 and January 1, 2012 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of euros)	Notes	Nine months ended September 30, 2013 (a)	Nine months ended September 30,	Nine months ended September 30,
Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		$(1,946)	€(1,438)	€(2,011)
Non-controlling interests		(16)	(12)	(77)
Adjustments	(22)	2,000	1,478	2,076

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(22)	38	28	(12)

Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(15)	(317)	(234)	(123)
Trade receivables and other receivables	(15)	352	260	544
Advances and progress payments, net	(15)	(1)	(1)	10
Trade payables and other payables	(15)	(173)	(128)	(184)
Customers’ deposits and advances	(15)	(179)	(132)	94
Other current assets and liabilities		(127)	(94)	(174)

Cash provided (used) by operating activities before interest and taxes		(407)	(301)	155

Interest received		69	51	72
Interest paid		(441)	(326)	(274)
Taxes (paid)/received		(98)	(72)	(57)

Net cash provided (used) by operating activities		(877)	(648)	(104)

Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		8	6	13
Capital expenditures		(475)	(351)	(581)
Of which impact of capitalization of development costs		(203)	(150)	(270)
Decrease (increase) in loans and other non-current financial assets		18	13	21
Cash expenditure for obtaining control of consolidated companies	(22)	—	—	4
Cash proceeds from losing control of consolidated companies	(22)	—	—	(5)
Cash proceeds from sale of previously consolidated and non-consolidated companies		3	2	26
Cash proceeds from sale (cash expenditure for acquisition) of marketable securities		(441)	(325)	(574)

Net cash provided (used) by investing activities		(887)	(655)	(1,096)

Cash flows from financing activities:
Issuance/(repayment) of short-term debt	(18)	(847)	(626)	(47)
Issuance of long-term debt	(18)	3,903	2,884	18
Repayment/repurchase of long-term debt	(18)	(2,267)	(1,675)	(127)
Net effect of exchange rate changes on inter-unit borrowings(2)		(5)	(4)	(12)
Cash proceeds (expenditures) related to changes in consolidated companies without loss of control		—	—	84
Capital increase & proceeds from disposal of treasury shares		20	15	122
Dividends paid		(14)	(10)	(37)

Net cash provided (used) by financing activities		790	584	1

Cash provided (used) by operating activities of discontinued operations		4	3	(89)
Cash provided (used) by investing activities of discontinued operations		1	1	1,123
Cash provided (used) by financing activities of discontinued operations		—	—	1
Net effect of exchange rate changes		(182)	(135)	23

Net Increase (Decrease) In Cash And Cash Equivalents		(1,151)	(850)	(141)

Cash and cash equivalents at beginning of period / year		4,602	3,400	3,533

Cash and cash equivalents at beginning of period / year classified as assets held for sale		1	1	9

Cash and cash equivalents at end of period / year (3)		3,453	2,551	3,400

Cash and cash equivalents at end of period / year classified as assets held for sale		—	—	1

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.3535 on September 30, 2013.
(1)

The nine months ended September 30, 2012 figures are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	See Note 4.
(3)

Includes € 668 million of cash and cash equivalents held in countries subject to exchange control restrictions as of September 30, 2013 (€ 816 million as of September 30, 2012). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares in circulation (1)	Capital stock	Additional	Accumulated deficit	Fair value and other reserves	Treasury stock	Cumulative translation	Net income	Total attributable to the	Non- controlling interests	TOTAL
Balance at December 31, 2011 after appropriation	2,267,163,384	4,651	16,744	(15,442)	4	(1,567)	(546)	—	3,844	747	4,591

Changes in equity for the nine-month period ended September 30, 2012	—	—	—	—	—	—	—	—	—	—	—

Total comprehensive income (loss) for the nine-month period (2)	—	—	—	(162)	29	—	63	(453)	(523)	(17)	(540)

Other capital increases	1,180,498	2	(2)	—	—	—	—	—	—	122	122
Share-based payments	—	—	(60)	79	—	—	—	—	19	—	19
Treasury stock	38,722	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(26)	(26)
Other adjustments	—	—	—	—	—	—	—	—	—		—

Balance at September 30, 2012(3)	2,268,382,604	4,653	16,682	(15,525)	33	(1,567)	(483)	(453)	3,340	826	4,166

Changes in equity for the last three months of 2012	—	—	—	—	—	—	—	—	—	—	—

Total comprehensive income (loss) for the last three months of 2012 (2)	—	—	—	235	1	—	(88)	(1,558)	(1,410)	(71)	(1,481)

Other capital increases	—	—	—	—	—	—	—	—	—	—	—
Share-based payments (4)	—	—	—	7	—	—	—	—	7	—	7
Treasury stock	1,000	—	—	1	—	—	—	—	1	—	1
Dividends	—	—	—	—	—	—	—	—	—	(10)	(10)
Other adjustments	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2012 before appropriation	2,268,383,604	4,653	16,682	(15,282)	34	(1,567)	(571)	(2,011)	1,938	745	2,683

Proposed appropriation(5)	—	—	—	(2,011)	—	—	—	2,011	—	—	—

Balance at December 31, 2012 after appropriation(3)	2,268,383,604	4,653	16,682	(17,293)	34	(1,567)	(571)	—	1,938	745	2,683

Changes in equity for the nine-month period ended September 30, 2013	—	—	—	—	—	—	—	—	—	—	—

Total comprehensive income (loss) for the nine-month period (2)	—	—	—	871	6	—	(122)	(1,438)	(683)	(19)	(702)

Capital reduction(5)		(4,543)	4,543	—	—	—	—	—	—	—	—
Other capital changes	3,286,969	6	(5)	—	—	—	—	—	1	—	1
Share-based payments(4)	—	—	(43)	56	—	—	—	—	13	—	13
Treasury stock	6,143,983	—	—	(81)	—	96	—	—	15	—	15
Dividends	—	—	—		—	—	—	—	—	(10)	(10)

Equity component of Oceane 2018 issued in 2013, net of tax	—	—	—	69	—	—	—	—	69	—	69
Other adjustments	—	—	—	(4)	—	—	—	—	(4)	—	(4)

Balance at September 30, 2013	2,277,814,556	116	21,177	(16,382)	40	(1,471)	(693)	(1,438)	1,349	716	2,065

(1)	See Note 12a.
(2)	See unaudited interim condensed consolidated statements of comprehensive income.
(3)

The figures for the nine months ended September 30, 2012 and the year ended December 31, 2012 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(4)	Share-based payments are re-presented to reflect the reclassification of expired stock options from additional paid-in capital to accumulated deficit.
(5)

The capital reduction decided at the Shareholders’ meeting held on May 29, 2013 was completed on June 20, 2013. At September 30, 2013, the share capital of Alcatel-Lucent was €116,492,539.75, divided into 2,329,850,795 issued shares with a par value of €0.05 each.

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NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. On November 30, 2006, Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent’s headquarters are located at 3, avenue Octave Gréard, 75007, Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

These unaudited interim condensed consolidated financial statements reflect the results and financial position of Alcatel-Lucent and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.

The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.

On October 29, 2013, the Board of Directors authorized the issuance of these unaudited interim condensed consolidated financial statements at September 30, 2013.

NOTE 1.	Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (“EU”), as of the date when our Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance. These unaudited interim condensed consolidated financial statements comply with IAS 34 “Interim Financial Reporting”.

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias/index_en.htm.

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, International Accounting Standards (“IASs”) and accounting interpretations issued by the IFRS Interpretations Committee, or by the former Standing Interpretations Committee (“SIC”).

As of September 30, 2013, all IFRSs that the IASB had published and that are mandatory are the same as those mandatory in the EU, with the exception of:

•

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

The following is a list of published IASB financial reporting standards, amendments and interpretations that the EU has endorsed, but that are only mandatory in the EU as of January 1, 2014 although the Group has adopted them early, as allowed by the EU :

•	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

•	IAS 27 “Separate Financial Statements” (issued May 2011);

•	IFRS 11 “Joint Arrangements” (issued May 2011);

•	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011);

•	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

•	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011); and

•	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012).

As a result, the Group’s unaudited interim condensed consolidated financial statements, for the periods presented in this document, would be no different if we had applied International Financial Reporting Standards as published by the IASB.

The following is a list of published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed either in 2012 or 2013, that are mandatory in the EU as of January 1, 2013, and that the Group has adopted :

•	IFRS 13 “Fair Value Measurement” (issued May 2011);

•	IAS 19 “Employee Benefits” (revised and issued June 2011);

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•	IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine” (issued October 2011);

•	Amendments to IFRS 7 “Disclosures - Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

•	Amendments to IFRS 1 “Government Loans” (issued March 2012) ; and

•	Annual Improvements to IFRSs (2009 – 2011) (issued May 2012).

The following is a list of published IASB financial reporting standards, amendments and interpretations that are not yet mandatory and that the EU has not endorsed and that have not yet been adopted by the Group :

•	IFRS 9 “Financial Instruments” (issued October 2010);

•	Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date and Transition Disclosures” (issued December 2011);

•	Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities” (issued October 2012);

•	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets” (issued May 2013);

•	IFRIC Interpretation 21 “Levies” (issued May 2013); and

•	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” (issued June 2013).

The accounting policies and measurement principles adopted for the unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2013 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2012 included in our annual report on Form 20-F for fiscal year 2012 (the “2012 audited consolidated financial statements”) except that the Group now applies IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” as described in Note 4. Since January 1, 2013, the Group has also applied IFRS 10, IAS 27, IAS 28 and IFRS 12 but they have no impact on these financial statements.

Seasonal nature of activity

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter, and second and third quarter results that fall between those two extremes – generally reflects the traditional seasonal pattern of service providers’ capital expenditures.

NOTE 2.	Principal uncertainties regarding the use of estimates

The preparation of consolidated interim financial statements in accordance with IFRSs requires that the Group make a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of September 30, 2013. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/	Goodwill

(In millions of euros)	September 30, 2013	December 31, 2012
Goodwill, net	3,194	3,820

	Nine months ended September 30, 2013	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	(572)	(522)

Goodwill, net, is allocated, where applicable, to groups of cash generating units that are equivalent to a product division within Alcatel-Lucent’s reporting structure. Product divisions are two levels below our three reportable segments. As described in Note 1g of our 2012 audited consolidated financial statements, goodwill is tested for impairment at least annually. In assessing whether goodwill should be subject to impairment, the carrying value of each group of cash generating units is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

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The value in use of each product division is calculated using a five-year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each product division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•	five-year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•

five-year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - “EBITDA”) to measure discounted residual value.

The discount rate used for the 2012 annual and additional impairment tests is based on the Group’s weighted average cost of capital (WACC) of 11% in the first half of 2013 and in 2012, respectively. The discount rate used is an after-tax rate applied to after-tax cash flows. The use of such rate results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

IAS 36, section 96 stipulates: “The annual impairment test for cash-generating units to which goodwill has been allocated may be performed at any time during an annual period, provided the test is performed at the same date every year”. As we performed an additional impairment test in the fourth quarter of 2011 and as the budget figures for the next year were not known in the second quarter but were only determined in the fourth quarter, management considered it would be more efficient and relevant, beginning in 2012, to perform the annual impairment test in the fourth quarter instead of in the second quarter.

As indicated in Note 1g of our 2012 audited consolidated financial statements, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as the Group has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions or in the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded. No additional impairment test was required to be performed as of September 30, 2013.

Six-month period ended June 30, 2013 selective additional impairment test of goodwill

The announcement made on June 19, 2013 concerning the Group’s new strategy notably includes the implementation of The Shift Plan, which will lead to additional restructuring costs. Such additional costs could have a negative impact on the recoverable value of our goodwill in certain product divisions and principally in the Wireless product division.

Although all of the goodwill and a significant proportion of the intangible assets of this division were impaired at the time of the annual goodwill impairment test carried out during the fourth quarter of 2012, as a result of the implementation of a new organizational structure starting in January 1, 2013 resulting from the announcement of the Performance Plan, and, more particularly, as a result of the inclusion of the Maintenance activity in each product division instead of in a stand-alone product division, we allocated a significant amount of additional goodwill to the Wireless product division. The Shift Plan further adjusted the organizational structure starting July 1, 2013, although it did not change the allocation of the maintenance activities among the product divisions.

Based on the estimated impact of The Shift Plan on the recoverable value of certain product divisions, management decided to perform a selective impairment test as of June 30, 2013 on three product divisions (i.e. Wireless, Optics Terrestrial and Enterprise). Assumptions made in the 2012 annual impairment test performed in December 2012 were updated based on the assumptions taken into account in The Shift Plan. As a result of this selective additional impairment test, all the goodwill related to the Wireless product division was impaired, representing an impairment loss of € 574 million; no impairment loss was accounted for in the two other product divisions.

For the Optics Terrestrial product division, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive, and the recoverable value (based upon fair value less costs to sell) amounted to € 370 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this product division could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this product division as of June 30, 2013 was € 234 million, including goodwill of € 289 million.

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The key assumptions used to determine the recoverable value of this product division were the following:

•	discount rate of 11%;

•	perpetual growth rate of 1.0%; and

•	significant development of the Wavelength-Division Multiplexing (WDM) market in the next five years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this product division by € 24 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this product division by € 4 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the June 30, 2013 recoverable value of this product division by € 267 million, leading to a goodwill impairment loss of € 131 million.

For the Enterprise product division, the difference between the recoverable value and the carrying value of its net assets as of June 30, 2013 was positive and amounted to € 113 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this product division could therefore cause the Group to account for an impairment charge in the future. The carrying value of the goodwill of this product division as of June 30, 2013 was € 244 million.

The key assumptions used to determine the recoverable value of this product division were the following:

•	discount rate of 11%; and

•	perpetual growth rate of 1.0%.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the June 30, 2013 recoverable value of this product division by €12 million, leading to no goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the June 30, 2013 recoverable value of this product division by €7 million, leading to no goodwill impairment loss.

2012 Annual impairment test performed in Q4 2012

In accordance with our accounting policy (see Note 1g of our 2012 audited consolidated financial statements), we tested all product divisions for impairment as of December 31, 2012. This annual impairment test occurred during the time of a continuing deterioration in the economic environment, the competitive pricing being experienced in certain regions challenging the Group’s profitability, and the deterioration in our adjusted operating income as compared to our budget. We also revised our assumptions about the pace of the Wavelength-Division Multiplexing “WDM” ramp-up and the migration of new technologies in the Optics Division. These evolutions were reflected in our revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain product divisions.

As a result of the 2012 annual impairment tests, an impairment loss on goodwill of €522 million was accounted for in 2012, to reduce the carrying values of certain product divisions to recoverable value. Of the €522 million, €503 million was recorded in the Networks operating segment (of which, in the various product divisions, €431 million was recorded in the Optics product division, €64 million in Wireline Networks, and €8 million in Wireless Networks) and €19 million in the Software, Services & Solutions operating segment (of which €11 million in the Advanced Communications Solutions product division and €8 million in the Network Build & Implementation product division).

The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. For the annual impairment test performed in the fourth quarter of 2012, such recoverable values only incorporated certain future benefits that we expected from the Performance Program we launched in July 2012, as detailed in Note 2e. The key assumptions used included, among other things, the following elements:

•	discount rate of 11%;

•	perpetual growth rates ranging from 0% to 2.5%; and

•	the Performance Program launched in 2012 that aimed to achieve cost savings of €1,250 million by the end of 2013 (refer to Note 2e).

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Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 recoverable value of all groups of cash generating units that include goodwill and intangible assets by €367 million and €405 million, respectively. An increase of 0.5% in the discount rate would have led to an additional goodwill impairment loss of €60 million as of December 31, 2012.

In arriving at the recoverable value for the Optics product division, the following key assumptions were used:

•	discount rate of 11%;

•	perpetual growth rate of 1.5%; and

•	significant development of our WDM revenues in the coming years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the December 31, 2012 recoverable value of this product division by €42 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the December 31, 2012 recoverable value of this product division by €14 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the December 31, 2012 recoverable value of this product division by €156 million, leading to a corresponding additional goodwill impairment loss.

b/	Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	September 30, 2013	December 31, 2012
Related to the United States	809	770	(1)
Related to other tax jurisdictions	219	215

Total	1,028	985

(1)

Following the performance of the 2012 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2012, resulted in decreasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2011.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1l of our 2012 audited consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. Since the business combination, these deferred tax liabilities have been and will continue to be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of September 30, 2013 are € 287 million (€431 million as of September 30, 2012 and € 329 million as of December 31, 2012).

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g/	Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on our financials.

Weighted average discount rates used to determine the pension and post- retirement expense	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Weighted average discount rates used to determine the pension and post-retirement expense	3.25%	3.92%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a €(46) million expense in pre-tax income during the first nine months of 2013 (€(103) million expense in pre-tax income during the first nine months of 2012 and € 28 million income in pre-tax income during 2012 - see Note 20). Included in the €(46) million expense in pre-tax income during the first nine months of 2013 was a €56 million gain booked as a result of certain changes to the U.S. retiree healthcare benefit plans and a €36 million gain as a result of certain changes to the French AUXAD supplemental pension plan (included in the €28 million income in 2012 was a €195 million gain booked as a result of certain changes to the U.S. retiree pension plan and to the management retiree healthcare benefit plans, and a €9 million gain as a result of certain changes to our Swiss retiree pension plan) as described in Note 20.

Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for our non U.S. plans are determined based on Bloomberg AA Corporate yields until December 31, 2012. Since Bloomberg has stopped publishing these yields, discount rates for our non U.S. plans are determined based on Iboxx AA Corporate yields starting January 1, 2013.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 net pension and post-retirement result by approximately €(87) million and €98 million, respectively.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2012 net pension and post-retirement benefits costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately € 52 million and € (41) million, respectively.

Interest income on plan assets

Given our application of IAS 19 “Employee Benefits” (revised) from January 1, 2013 onwards, we no longer use the expected return on plan assets as part of the calculation of the financial component of pension and post-retirement benefit costs. Instead, we now apply the net interest approach under which we calculate net interest on the net defined benefit liability (asset) using the discount rate used to measure the defined benefit obligation. Until December 31, 2012, prior to the revision of IAS 19, the financial component for our U.S. plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets was reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component is now called “net interest on the net defined benefit liability (asset)” and is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling. Each of these interest amounts is computed based on the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1, without any quarterly update.

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

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Participation assumptions

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our U.S. plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

As there are less and less experience data because of smaller employee pools to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of our U.S. management pension plan and a U.S.$ 563 million negative effect on the benefit obligation of our U.S. occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and post-retirement obligations, our Board of Directors approved the following modifications to the asset allocation of our U.S. management pension plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70% and the portion invested in alternatives remained unchanged. No change was made in the allocation concerning our U.S. occupational pension plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. If the September 30, 2013 actual fair values of private equity, venture capital, real estate and absolute return investments were confirmed to be, after the one to three-month delay, 10% lower than the ones used for accounting purposes as of September 30, 2013, equity would be negatively impacted by approximately €269 million, since our U.S. management pension plan has a material investment in these asset classes and the asset ceiling described below is not applicable to this plan.

2010 U.S. Health Care Legislation

Under the Health Care and Education Reconciliation Act of 2010 (HCERA), the subsidy paid to us by Medicare for continuing to provide prescription drug benefits to our U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, was no longer tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge reflected in our 2010 consolidated income statement and a €6 million profit reflected in our 2010 consolidated statement of comprehensive income (refer to Note 9 of our 2012 audited consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we previously offered to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in our 2010 consolidated statement of comprehensive income as an actuarial loss (see Note 26 of our 2012 audited consolidated financial statements). One provision of the Patient Protection and Affordable Care Act pertaining to the excise tax on high-cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by our third party actuaries to assess the impact of such provision, working with the very limited available guidance. However, notwithstanding the uncertainty surrounding the appropriate methodology to be used, and regardless of the assumptions made, the impact was considered as not material. As additional regulatory guidance is issued, this initial assessment will be revisited.

Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service costs, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. We have used, and intend to use in the future, eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

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The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 transfers from our U.S. Occupational pension plans. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits.

The Pension Protection Act of 2006 (or the PPA), as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 26 of our 2012 audited consolidated financial statements), we estimated that, as of December 31, 2012, the excess of assets above 120% of the plan obligations was US$ 2.3 billion (€1.7 billion), and the excess above 125% of plan obligations was US$ 1.9 billion (€1.4 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We amended our U.S. Occupational-inactive pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. This amendment, made during the third quarter of 2012, constitutes a source of funding for healthcare benefits currently provided to the U.S. retirees who were represented by the Communication Workers of America or the International Brotherhood of Electrical Workers and who participate in the U.S. Occupational-inactive pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment also allows the Group, via a reduction in the asset ceiling effect, to recognize on its Statement of Financial Position additional pension assets of approximately U.S. $576 million (€436 million) that will be available to pay this post-retiree life insurance liability.

d/	Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 25 of our 2012 consolidated financial statements. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1q of our 2012 audited consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

As described in Notes 8, 25 and 27 of our 2012 audited consolidated financial statements, such a change in estimates occurred during the second quarter of 2012 regarding Alcatel-Lucent USA Inc.’s 2.875% Series B convertible debentures. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying value derived from the split accounting, as described in Note 1q of our 2012 audited consolidated financial statements, was recorded in “other financial income (loss)” in 2012 for an amount of U.S.$(229) million or €(178.1) million as a result of a change in the Group’s estimate of redemption triggers.

Because of the new accounting treatment described above, the carrying value of the Alcatel-Lucent USA Inc. 2.875% Series B convertible debentures was equal to the nominal value of the debentures just before the first optional redemption date (i.e. June 15, 2013). On May 14, 2013, we made an offer to purchase these Series B convertible debentures. Some of these convertible debentures were not tendered for redemption, representing a remaining nominal amount of U.S.$ 1 million as of June 15, 2013. At September 30, 2013, and as described in Notes 15 and 17, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining outstanding debentures, because the next optional redemption date (i.e. June 15, 2019) is too far in the future. Thus, and as prescribed by IAS 39, we reapplied the initial accounting treatment and adjusted the carrying amount of the remaining outstanding Series B convertible debentures using their contractual cash flows up to their contractual maturity date (i.e. June 15, 2025). Further changes in estimates in respect of the 2.875% Series B convertible debentures may occur in the future, in which case the carrying value of the debentures could be further adjusted.

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e/	Restructuring reserve and impact on goodwill impairment test

On July 26, 2012, we announced the launch of the “Performance Program” to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program includes the elimination of approximately 5,500 jobs across the Group, and provides for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

On December 6, 2012, during a meeting with the ECID (the European Committee for Information & Dialogue), further details of the Performance Program were provided to the ECID members, representing trade unions across Europe. The meeting focused on reporting and discussing the detailed changes in headcount by country and by function, and explaining the associated rationale of the program for countries within the ECID’s scope: Austria, Belgium, Bulgaria, France, Germany, Italy, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, United Kingdom and Ireland. In many European countries, the official consultation process was launched in November or December 2012 and the employees concerned were informed. As of September 30, 2013, all announcements concerning headcount reductions had been completed for the main countries concerned.

On June 19, 2013, we announced the launch of The Shift Plan. Through this plan and the Performance Program, we aim at reducing our fixed-cost base by € 1 billion between 2013 and 2015 (including fixed cost savings to be realized under the Performance Program) through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity.

On October 8, 2013, we informed the ECID of the actions planned as part of The Shift Plan and presented a net job reduction plan of approximately 10,000 jobs worldwide by the end of 2015. All geographic areas where Alcatel-Lucent operates will contribute to this effort, with the reduction of 4,100 positions in Europe, Middle East and Africa, 3,800 in Asia Pacific and 2,100 in Americas. By the end of 2015, Alcatel-Lucent will halve the number of its business hubs globally.

The announcement date of a plan may not be the decisive date for determining whether a reserve should be established, because, in some countries, employees’ representatives or works councils must be consulted through a specific process prior to the effectiveness of the termination plan. These processes can take some months to complete, and could make the restructuring decision at the announcement date reversible.

Using the recognition criteria for establishing restructuring reserves (see Note 1k of our 2012 consolidated financial statements), as of December 31, 2012, we analyzed our Performance Program on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were in the consultation process with labor unions or works councils.

We estimate total restructuring costs related to the Performance Program at €0.8 billion. This is a preliminary estimate, because the total amount may evolve in the future based on the results of continuing discussions with labor unions and works councils in certain countries and on the outcome of other factors, such as attrition of the workforce. As of September 30, 2013, we had expensed €0.7 billion of restructuring costs cumulated since inception of the plan (€0.4 billion as of December 31, 2012). The remaining restructuring costs related to the program will be reserved and expensed in future quarters.

In the context of the impairment test of goodwill, as prescribed by sections 44 and 45 of IAS 36 “Impairment of Assets”, and with regard to the composition of future cash flows used to determine the value in use when measuring the recoverable amount of a group of Cash Generating Units: “Estimates of future cash flows shall not include estimated future cash inflows or outflows that are expected to arise from (a) a future restructuring to which an entity is not yet committed; or (b) improving or enhancing the asset’s performance. Because future cash flows are estimated for the asset in its current condition, value in use does not reflect: (a) future cash outflows or related cost savings (for example in staff costs) or benefits that are expected to arise from a future restructuring to which an entity is not yet committed; or (b) future cash outflows that will improve or enhance the asset’s performance or the related cash inflows that are expected to arise from such outflows.”

In compliance with such requirements and considering that we believe we are not committed to a restructuring action as long as we have not been able to expense it, we excluded future restructuring costs (and corresponding cost savings), if they were not expensed as of December 31, 2012, from the value in use determined for the 2012 annual impairment test of goodwill and as of June 30, 2013 for the second quarter of 2013 additional impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of the group of cash generating units (i.e. our product divisions), corresponding to the methodology described in Note 2a.

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NOTE 3.	Changes in consolidated companies

No material change in consolidated companies occurred during the first nine months of 2013.

No material change in consolidated companies occurred during 2012 except for the following:

On February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$ 1.5 billion, pursuant to a binding offer that we had received on October 19, 2011 (see Note 10).

NOTE 4.	Change in accounting policy and presentation

a/	Change in accounting policy

No change in accounting policy or in presentation occurred during the first nine months of 2013 apart from the first application described below of IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” from January 1, 2013 onwards with full retrospective application on all prior periods presented.

Main changes related to IAS 19 “Employee Benefits” (revised) are the following:

Until December 31, 2012, the financial component of a U.S. benefit plan determined in accordance with IAS 19 was the sum of the interest cost on the defined benefit obligation and the interest income on the expected return on plan assets (based on an expected rate of return on plan assets). The financial component for our U.S. plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return on plan assets was reviewed annually or upon the occurrence of a significant event, such as a change in the asset allocation).

From January 1, 2013 onwards, under IAS 19 revised, the financial component is now called “net interest on the net defined benefit liability (asset)”. The financial component is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling, with each of these interest amounts being computed using the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

Also, under the revised standard, non vested prior service costs are recognized immediately while previously they were recognized over the expected remaining working lives of active employees.

Other changes are not significant.

Main changes related to IFRS 11 “Joint Arrangements” are the following:

Alda Marine and AMIRIB (Alda Marine Ile de Ré - Ile de Bréhat) were the only entities that we consolidated using proportionate consolidation. Alcatel-Lucent owns 51% of Alda Marine and has a 69.4% indirect interest in AMIRIB through Alcatel-Lucent Submarine Networks France. Alda Marine owns the remaining 30.6% of AMIRIB. Alda Marine and AMIRIB are jointly controlled (as defined by IAS 31 “Interests in Joint Ventures”) with Louis Dreyfus Armateurs, which holds the remaining shares in Alda Marine. Under IFRS 11, joint arrangements are to be accounted for either as a joint operation or as a joint venture. Alda Marine and AMIRIB are each viewed as joint ventures under IFRS 11 and therefore these entities are accounted for under the equity method from January 1, 2013 onwards, because joint ventures can no longer be consolidated using the proportionate method.

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The impact of these changes in accounting policies on the 2012 financial statements is presented below:

Income Statement (In millions of euros)	As reported		IAS 19 (revised) & IFRS 11		Re-presented
	September 30, 2012	December 31, 2012	September 30, 2012	December 31, 2012	September 30, 2012	December 31, 2012
Revenues	10,350	14,446	3	3	10,353	14,449
Cost of sales	(7,250)	(10,099)	(6)	(9)	(7,256)	(10,108)

Gross profit	3,100	4,347	(3)	(6)	3,097	4,341

Administrative and selling expenses	(1,818)	(2,393)	2	3	(1,816)	(2,390)
Research & development costs	(1,838)	(2,444)	—	—	(1,838)	(2,444)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(556)	(490)	(1)	(3)	(557)	(493)

Income (loss) from operating activities	(762)	(1,657)	(1)	(2)	(763)	(1,659)

Finance costs	(205)	(279)	—	1	(205)	(278)

Financial component of pension and post-retirement benefit costs	442	617	(528)	(744)	(86)	(127)
Other financial income (loss)	(266)	(270)	1	—	(265)	(270)

Share in net income (losses) from equity affiliates	—	2	2	3	2	5
Income tax (expense) benefit	111	(530)	75	105	186	(425)
Income (loss) from discontinued operations	661	666	—		661	666

Net Income (loss)	(19)	(1,451)	(451)	(637)	(470)	(2,088)

Attributable to:
- Equity owners of the parent	(2)	(1,374)	(451)	(637)	(453)	(2,011)

- Non-controlling interests	(17)	(77)	—	—	(17)	(77)
Net income (loss) attributable to the equity
- Basic earnings per share	(0.00)	(0.61)	(0.20)	(0.28)	(0.20)	(0.89)
- Diluted earnings per share	(0.00)	(0.61)	(0.20)	(0.28)	(0.20)	(0.89)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
- Basic earnings per share	(0.29)	(0.89)	(0.20)	(0.29)	(0.49)	(1.18)
- Diluted earnings per share	(0.29)	(0.89)	(0.20)	(0.29)	(0.49)	(1.18)

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Statement of Comprehensive income (In millions of euros)	As reported		IAS 19 (revised) & IFRS 11		Re-presented
	September 30, 2012	December 31, 2012	September 30, 2012	December 31, 2012	September 30, 2012	December 31, 2012
Net income (loss) for the period/year	(19)	(1,451)	(451)	(637)	(470)	(2,088)

Items to be subsequently reclassified to Income Statement	92	(4)	—	—	92	(4)

Items that will not be subsequently reclassified to Income Statement	(614)	(568)	452	639	(162)	71

Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(522)	(572)	527	744	5	172
Tax on items recognized directly in equity	(92)	4	(75)	(105)	(167)	(101)
Other adjustments	—	—	—	—	—	—

Other comprehensive income (loss) for the period/year	(522)	(572)	452	639	(70)	67

Total comprehensive income (loss) for the period/year	(541)	(2,023)	1	2	(540)	(2,021)

Attributable to:
- Equity owners of the parent	(524)	(1,935)	1	2	(523)	(1,933)

- Non-controlling interests	(17)	(88)	—	—	(17)	(88)

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Statement of financial position (In millions of euros)	As reported		IAS 19 (revised) & IFRS 11		Re-presented
	September 30, 2012	December 31, 2012	September 30, 2012	December 31, 2012	September 30, 2012	December 31, 2012
Non-current assets:
Goodwill & intangible assets, net	5,951	4,995	—	—	5,951	4,995
Property, plant and equipment, net	1,210	1,164	(31)	(31)	1,179	1,133
Investment in net assets of equity affiliates	14	15	11	14	25	29
Other non-current assets	5,655	4,535	18	16	5,673	4,551

Total non-current assets	12,830	10,709	(2)	(1)	12,828	10,708

Current assets:
Inventories and work in progress, net	2,196	1,940	—	—	2,196	1,940
Trade receivables and other receivables, net	2,932	2,861	—	(1)	2,932	2,860
Advances and progress payments, net	61	54	(2)	(1)	59	53
Marketable securities, net & Cash and cash equivalents	4,705	4,929	(1)	—	4,704	4,929
Other current assets	847	872	(5)	(8)	842	864

Total current assets	10,741	10,656	(8)	(10)	10,733	10,646

Total assets	23,571	21,365	(10)	(11)	23,561	21,354

Capital stock, additional paid-in capital, cumulative translation adjustments less treasury stocks	19,860	19,296	(92)	(99)	19,768	19,197
Accumulated deficits, fair values & other reserves	(16,509)	(15,976)	534	728	(15,975)	(15,248)
Net income (loss) attributable to equity owners of the parent	(2)	(1,374)	(451)	(637)	(453)	(2,011)

Equity attributable to equity owners of the parent	3,349	1,946	(9)	(8)	3,340	1,938

Non-controlling interests	826	745	—	—	826	745

Total equity	4,175	2,691	(9)	(8)	4,166	2,683

Total non-current liabilities	11,352	10,350	9	8	11,361	10,358

Provisions	1,466	1,649	—	—	1,466	1,649
Current portion of long-term debt and short-term debt	814	857	(9)	(6)	805	851
Customers’ deposits and advances	758	718	—	—	758	718
Trade payables and other payables	3,693	3,729	3	(3)	3,696	3,726
Other current liabilities	1,313	1,371	(4)	(2)	1,309	1,369

Total current liabilities	8,044	8,324	(10)	(11)	8,034	8,313

Total Equity and Liabilities	23,571	21,365	(10)	(11)	23,561	21,354

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Statement of cash flows (In millions of euros)	As reported		IAS 19 (revised) & IFRS 11		Re-presented
	September 30, 2012	December 31, 2012	September 30, 2012	December 31, 2012	September 30, 2012	December 31, 2012
Net income (loss) - attributable to the equity	(2)	(1,374)	(451)	(637)	(453)	(2,011)

Non-controlling interests	(17)	(77)	—	—	(17)	(77)
Adjustments	(158)	1,450	442	626	284	2,076

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(177)	(1)	(9)	(11)	(186)	(12)

Change in operating working capital	87	345	2	(4)	89	341
Other current assets and liabilities	(302)	(181)	2	7	(300)	(174)
Interest and taxes received/(paid)	(246)	(260)	1	1	(245)	(259)

Net cash provided (used) by operating activities	(638)	(97)	(4)	(7)	(642)	(104)

Net cash provided (used) by investing activities	(1,154)	(1,105)	6	9	(1,148)	(1,096)

Net cash provided (used) by financing activities	55	2	(2)	(1)	53	1

Cash provided (used) by discontinued operations	1,044	1,035	—	—	1,044	1,035
Net effect of exchange rate changes	108	23	—	—	108	23

Net Increase (Decrease) in cash and cash equivalents	(585)	(142)	—	1	(585)	(141)

Cash and cash equivalents at beginning of period / year	3,534	3,534	(1)	(1)	3,533	3,533

Cash and cash equivalents at beginning of period/year classified as asset held for sale	9	9	—	—	9	9

Cash and cash equivalents at end of period / year	2,958	3,400	(1)	—	2,957	3,400

Cash and cash equivalents at end of period/year classified as asset held for sale	—	1	—	—	—	1

b/	Change in presentation

No change in presentation occurred during the first nine months of 2013.

Set forth below is a discussion of the change in presentation that occurred in 2012 in addition to the new date of the annual impairment test of goodwill that we disclosed in Note 2a.

Presentation of cash received or paid to settle derivatives associated with inter-unit loans and borrowings in the consolidated statements of cash flows.

Our subsidiaries, such as Alcatel-Lucent USA Inc., whose functional currency is the U.S.$, make inter-unit loans denominated in U.S.$ to the central treasury department of Alcatel-Lucent, the parent company. On consolidation, such loans are translated into € and any changes from one period to another in the € value of such loans are recorded in “Cumulative translation adjustments” in other comprehensive income. In the parent company, exchange rate changes from one period to another on such U.S.$ denominated inter-unit borrowings are recorded in “Other financial income (loss)” in the consolidated income statement and in “Cash from operating activities” in the consolidated statement of cash flows. Any closing balances on these inter-unit loans and borrowings are eliminated on consolidation.

After swapping the funds received from these U.S.$ inter-unit borrowings into €, the central treasury department made loans in € to other Alcatel-Lucent subsidiaries, whose functional currency is the €. To mitigate the exchange risk on the inter-unit borrowings, the central treasury department put in place corresponding derivatives. The change in fair value of these derivatives is accounted for as an exchange gain or loss in “Other financial income (loss)”. The net impact on “Other financial income (loss)” resulting from both the translation into € of the U.S.$ denominated inter-unit borrowings and the corresponding derivatives is minimal, because all the funds from the borrowings were converted into €.

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In the consolidated statement of cash flows, the change in fair value of the derivatives had been included in the adjustments for non-cash items, disclosed in Note 32a of our 2012 audited consolidated financial statements under the caption “Provisions, other impairment losses and fair value changes”, and the cash received or paid for settlement at maturity on the derivatives had been reported in Net cash provided (used) by operating activities under the caption “Other current assets and liabilities”. The impact of the inter-unit borrowings denominated in U.S.$ on cash provided (used) by operating activities was therefore equal to the exchange gain or loss from the translation into € of the U.S.$ inter-unit borrowings in the parent company, plus or minus the cash-in or cash-out on the derivatives.

As all these impacts are related to the Group’s financial debt, and to ensure consistency with the presentation of the corresponding derivatives in the Group’s net (debt) cash position, as disclosed in Note 17 of our 2012 audited consolidated financial statements, beginning January 1, 2012, such impacts are now reported in cash provided (used) by financing activities instead of cash provided (used) by operating activities, resulting in consistency between the consolidated statement of cash flows and the statement of financial position.

NOTE 5.	Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, information by reportable segment comes from the business organization and activities of Alcatel-Lucent.

As a part of the Performance Program, a new organization was put in place effective from January 1, 2013 to June 30, 2013 (see Note 2e). In this organization we had three reportable segments:

•

a newly-formed Networks & Platforms Group, creating an integrated portfolio (networking, software and services), combining the strengths of Networks and S3 (Software, Services and Solutions). It was split into six business divisions (or product divisions): IP (Internet Protocol), Optics, Wireless, Fixed Networks, Services & Platforms;

•	the Focused Businesses Group, comprising both Enterprise and Submarine; and

•	the Managed Services Group.

As a part of the Shift Plan announced on June 19, 2013, a new organization was put in place effective from July 1, 2013 onwards. This new organization is composed of three reportable segments: Core Networking, Access and Other. These reportable segments are composed as follows:

•

“Core Networking” is composed of the following product divisions: IP, Terrestrial Optics, Wireless Transmission, Submarine and Network Build & Implementation IP, Platforms, Platforms Professional Services and Strategic Industries.

•

“Access” is composed of the following product divisions: Wireless, RFS (Radio Frequency Systems), Network Build & Implementation Wireless, Fixed Access, Multivendor Maintenance, Network Build & Implementation Fixed, Licensing and Managed Services.

•	“Other” comprising the Enterprise and Government production divisions mainly.

Results of operations for January 1, 2013 to date and for the comparable 2012 period are presented according to this new organization structure.

The information by reportable segment follows the same accounting policies as those used and described in these unaudited interim condensed consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

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a/	Information by reportable segment

(In millions of euros) Nine months ended September 30, 2013	Core Networking	Access	Other	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	4,361	5,458	659	10,478	28	10,506
Revenues from transactions with other reportable segments	17	6	22	45	(45)	—

Revenues from reportable segments	4,378	5,464	681	10,523	(17)	10,506

Segment operating income (loss)	215	(161)	5	59	(76)	(17)

(In millions of euros) Nine months ended September 30, 2012(1)	Core Networking	Access	Other	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	4,314	5,307	683	10,304	49	10,353
Revenues from transactions with other reportable segments	12	5	18	35	(35)	—

Revenues from reportable segments	4,326	5,312	701	10,339	14	10,353

Segment operating income (loss)	(53)	(256)	1	(308)	(70)	(378)

(1)	The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

b/	Reconciliation to consolidated financial statements

(In millions of euros)	Nine months ended	Nine months ended
Revenues from reportable segments	10,523	10,363
Revenues from Other segment	28	30
Intersegment eliminations	(45)	(40)

Total Group revenues	10,506	10,353

Reportable segments operating income (loss)	59	(308)
Operating income (loss) from Other segment and unallocated amounts (2)	(76)	(70)

Segment operating income (loss)	(17)	(378)

PPA (3) adjustments (excluding restructuring costs)	(66)	(179)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(83)	(557)

Restructuring costs	(433)	(243)
Litigations	(2)	2
Gain/(loss) on disposal of consolidated entities	2	—
Impairment of assets	(552)	—
Post-retirement benefit plan amendments	96	35

Income (loss) from operating activities	(972)	(763)

(1)	The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).
(2)

Including € 19 million of share-based payments that were not allocated to reportable segments in the nine months ended September 30, 2013 (€ 26 million for the nine months ended September 30, 2012 and € 35 million in 2012).

(3)	PPA: purchase price allocation entries related to Lucent business combination.

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c/	Products and services revenues

The following table sets forth revenues and other income by product and service:

(In millions of euros)	Nine months ended	Nine months ended
Products & services of Core Networking	4,378	4,326
IP Routing	1,698	1,522
IP Transport	1,502	1,733
IP Platforms	1,178	1,071
Other & eliminations	—	—
Products & services of Access	5,464	5,312
Wireless Access	3,270	3,028
Fixed Access	1,527	1,479
Licensing	62	81
Managed Services	605	724
Other & eliminations	—	—
Products & services of Other (Enterprise and Government)	681	701
Other and unallocated	(17)	14

Total	10,506	10,353

Of which: - Products	7,194	6,998
- Services	3,312	3,355

(1)	The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

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d/	Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Consolidated
Nine months ended September 30, 2013 - Revenues by customer location	666	1,643	262	723	939	4,587	911	775	10,506
Nine months ended September 30, 2012(1) - Revenues by customer location	597	1,746	353	762	1,034	3,901	1,219	741	10,353

(1)	The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of IFRS 11 “Joint Arrangements” (see Note 4).

e/	Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In the first nine months ended September 30, 2013, Verizon represented 13% (11% in 2012), Sprint 10% (6% in 2012) and AT&T 12% (10% in 2012) of our revenues.

NOTE 6.	Revenues

(In millions of euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012(1)
Construction contract and other product & services revenues	10,342	10,151
License revenues	37	57
Rental income and other income(2)	127	145

Total	10,506	10,353

(1)	The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of IFRS 11 “Joint Arrangements” (see Note 4).
(2)	Of which € 63 million related to R&D tax credits (mainly in France) in the first nine months of 2013 (€ 63 million in the first nine months of 2012 and € 86 million in 2012).

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NOTE 7.	Share-based payments (stock option plans)

Impact on income (loss) from operating activities of share-based payments resulting from stock options, performance shares, restricted stock and cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Compensation expense for share-based payments	19	26

Presented in the income statement:
• cost of sales	3	4
• administrative and selling expenses	13	16
• research and development costs	4	6
• restructuring costs	(1)	—
Of which equity settled	13	19
Of which cash settled (1)	6	7

(1)	Includes grants of phantom shares and French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

During the vesting period, estimated annual forfeiture rates of 5% for share-based payments are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

Information (characteristics, fair values, assumptions and numbers) regarding all stock options and performance shares granted before December 31, 2012 are given in Note 24c of our 2012 audited consolidated financial statements.

On July 12, 2013, Alcatel-Lucent granted 22,417,900 stock options that vest over four years and have an exercise price of €1.50 per share and 2,368,500 performance shares. Using a 58% expected volatility, a 1.50% risk free rate and a 0.8% distribution rate on future income, the fair value of one stock option is €0.68 and the fair value of one performance share is €1.09. The characteristics of these stock options and performance shares regarding vesting and performance criteria are similar to those of the 2012 stock option and performance share plans.

452,135 options were exercised during the nine-month period ended September 30, 2013 representing cash received of €886 thousand.

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NOTE 8.	Impairment losses recognized in the income statement

(In millions of euros) Nine months ended September 30, 2013	Impairment of assets	Restructuring costs	Other – Income (loss) from operating activities	Other Financial income (loss)	Total Net Income (loss)
Impairment losses on goodwill (1)	—	(572)	—		(572)
Impairment losses on capitalized development costs (2)	—	—	—		—
Impairment losses on other intangible assets(2)	—	4	—		4
Impairment losses on property, plant and equipment (3)	—	18	—	(4)	14
Impairment losses on shares in equity affiliates	—	—	—		—
Impairment losses on financial assets (4)	(3)	—	—	—	(3)

Total - Net	(3)	(550)	—	(4)	(557)

of which reversal of impairment losses	—	22	—	—	22

(In millions of euros) Nine months ended September 30, 2012	Impairment of assets	Restructuring costs	Other – Income (loss) from operating activities	Other Financial income (loss)	Total Net Income (loss)
Impairment losses on goodwill (1)	—	—	—	—	—
Impairment losses on capitalized development costs (2)	—	—	—	—	—
Impairment losses on other intangible assets (2)	—	—	—	—	—
Impairment losses on property, plant and equipment (3)	—	—	—	—	—
Impairment losses on shares in equity affiliates	—	—	—	—	—
Impairment losses on financial assets (4)	(11)	—	—	(15)	(26)

Total - Net	(11)	—	—	(15)	(26)

of which reversal of impairment losses	—	—	—	—	—

(1)	Refer to Note 2a.
(2)	Refer to Note 2c of our 2012 audited consolidated financial statements.
(3)	Refer to Note 2d of our 2012 audited consolidated financial statements.
(4)	Refer to Note 9.

(In millions of euros) Impact in the Income statement of impairment losses	Nine months ended September 30, 2013		Nine months ended September 30, 2012
In Income (loss) from operating activities	(554	) (1)	—
In Other financial income (loss) (2)	(3)		(26)
In Share in net income (losses) of equity affiliates	—		—

In Net Income (loss)	(557)		(26)

(1)	Of which € (552) million is presented on the line item “Impairment of assets” in the income statement (€ (894) million in 2012).
(2)	Refer to Note 9.

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NOTE 9.	Financial income (loss)

(In millions of euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012(1)
Finance costs	(296)	(205)

Dividends	—	—
Provisions for financial risks	—	—
Impairment losses on financial assets	(3)	(26)
Net exchange gain (loss)	(30)	(15)
Financial component of pension and post-retirement benefit costs	(67)	(86)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities	2	8
Other (2)	(156)	(232)

Other financial income (loss)	(254)	(351)

Total financial income (loss)	(550)	(556)

(1)	The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).
(2)

Nine months ended September 30, 2013: of which €(113) million related to a net loss on bonds repurchased by Alcatel-Lucent (€(26) million during the second quarter of 2013 and €(87) million during the third quarter of 2013) and €(24) million related to the amortization of outstanding costs related to the asset sale facility repaid by Alcatel-Lucent USA Inc. during the third quarter of 2013 (see Note 17).

NOTE 10.	Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for 2012 and the first nine months ended September 30, 2013 are as follows:

•

in the nine-month period ended September 30, 2013: settlements of litigations related to businesses disposed of in prior periods and a post-closing purchase price adjustment in connection with the Genesys business disposal;

•	in 2012: settlements of litigations related to businesses disposed of in prior periods and the Genesys business until disposal.

(In millions of euros) Income statement of discontinued operations	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Revenues	—	26
Cost of sales	—	(10)

Gross profit	—	16

Administrative and selling expenses	—	(14)
Research and development costs	—	(5)

Income (loss) from operations	—	(3)

Financial income (loss)	—	(1)
Income tax (expense) benefit	—	(20)

Income (loss) from discontinued operations before capital gain (loss)	—	(24)

Net capital gain (loss) on disposal of discontinued operations(1)	(17)	—
Capital gain on disposal of Genesys net of related costs and taxes	(1)	685

Income (loss) from discontinued operations	(18)	661

(1)	Related to a tax litigation connected to the disposal of our optical cable business in 2004.

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During the third quarter of 2012, we received a tax audit report relating to the contribution of our railway signalling business to Thales in 2006. As indicated in Note 16b, depending upon the outcome, our income (loss) from discontinued operations could be materially impacted.

For 2012, other assets held for sale concern real estate property sales that were in progress at September 30, 2012 and at December 31, 2012. At September 30, 2013, other assets held for sale include Alcatel-Lucent Networks Services GmbH, which we intend to sell before the end of the first quarter of 2014 in the context of the transfer of the E-Plus managed services business to ZTE, and another business which we intend to sell in the twelve coming months.

(In millions of euros) Statement of financial position	Nine months ended September 30, 2013	December 31, 2012
Intangible and tangible assets	20	—
Operating working capital	60	—
Cash	—	1
Pension reserves	(8)	—
Other assets and liabilities	(17)	(3)

Total assets & liabilities of disposal groups held for sale	55	(2)

Assets of disposal groups held for sale	155	18
Liabilities related to disposal groups held for sale	(100)	(20)

Real estate properties and other assets held for sale	—	2

Other liabilities held for sale	—	—

Assets held for sale and assets included in disposal groups held for sale	155	20

Liabilities related to disposal groups held for sale	(100)	(20)

The cash flows of discontinued operations for the nine-month periods ended September 30, 2013 and September 30, 2012 are as follows:

(In millions of euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Net income (loss) from discontinued operations	(18)	661

Net cash provided (used) by operating activities (A)	3	(80)
Capital expenditures (B)	—	(1)

Free cash flow (A) + (B)	3	(81)

Net cash provided (used) by investing activities excluding capital expenditures (C)	1	1,124
Net cash provided (used) by financing activities (D)	—	1

Total (A) + (B) + (C) + (D)	4	1,044

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NOTE 11. Income tax

Analysis of income tax (expense) benefit

(In millions of euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012(1)
Current income tax (expense) benefit	(39)	(18)

Deferred taxes related to the purchase price allocation for the Lucent business combination (2)	35	161
Deferred tax (charge) related to the post-retirement benefit plan amendments (3)	(23)	—
Deferred taxes related to Lucent’s post-retirement benefit plans (4)	10	(14)
Deferred taxes related to Lucent’s 2.875% Series A convertible debentures and Oceanes (5)	35	—
Other deferred income tax (expense) benefit, net (6)	67	57

Deferred income tax benefit (expense), net	124	204

Income tax benefit (expense)	85	186

(1)	The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).
(2)	Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.
(3)	Related to the post-retirement plan amendments described in Note 26f of our 2012 audited consolidated financial statements and in Note 20.
(4)

Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group applies (see Note 1j of our 2012 audited consolidated financial statements, Note 4 and Note 20).

(5)

Reversal of deferred tax liabilities related to Lucent’s 2.875 % Series A convertible debentures and Oceanes 2015 and 2018 (see Notes 8, 25 and 27 of our 2012 audited consolidated financial statements).

(6)

The impact on each of the third quarter of 2013, the nine months ended September 30, 2013 and the year ended December 31, 2012 is mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S. in connection with the 2012 annual impairment test of goodwill performed in the second and fourth quarters of 2012.

NOTE 12.	Earnings per share

a/	Number of shares comprising the capital stock

Number of shares	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Number of ordinary shares issued (share capital)	2,329,850,795	2,326,563,826
Treasury shares	(52,036,239)	(58,181,222)

Number of shares in circulation	2,277,814,556	2,268,382,604

Weighting effect of shares issued for stock options exercised	(1,195,442)	(385,389)
Weighting effect of treasury shares	(6,113,347)	(6,543)

Number of shares used for calculating basic earnings per share	2,270,505,767	2,267,990,672

b/	Earnings per share calculation

Basic earnings per share is computed using the number of shares issued, after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year.

In accordance with IAS 33 revised (paragraph 23), the weighted average number of shares to be issued upon conversion of bonds redeemable for shares is included in the calculation of basic earnings per share.

Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income (loss) is adjusted for after-tax interest expense relating to convertible bonds.

The dilutive effects of stock option and stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the “if converted method”).

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The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

(In millions of euros) Net income (loss)	Nine months ended September 30, 2013	Nine months ended September 30, 2012(1)
Net income (loss) attributable to the equity owners of the parent - basic	(1,438)	(453)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	—	—

Net income (loss) - diluted	(1,438)	(453)

(1)	The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

Number of shares	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Weighted average number of shares - basic	2,270,505,767	2,267,990,672

Dilutive effects:
- Equity plans (stock options, RSU)	—	—
- Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	—	—
Alcatel-Lucent’s convertible bonds (Oceane) issued on July 3, 2013	—	—
- 7.75 % convertible securities	—	—
- 2.875 % Series A convertible securities	—	—
- 2.875 % Series B convertible securities	—	—

Weighted average number of shares - diluted	2,270,505,767	2,267,990,672

Earnings (loss) per share, attributable to the owners of the parent (in euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Basic	(0.63)	(0.20)
Diluted	(0.63)	(0.20)

c/ Ordinary shares:

Ordinary shares owned by consolidated subsidiaries of the Group	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,149,586	58,187,765
Number of Alcatel-Lucent share equivalents	—	—

d/ Shares subject to future issuance:

	September 30, 2013	September 30, 2012
Number of stock options not exercised	158,365,120	168,125,931

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Equity plans (stock options, RSU)	24,355,813	30,499,089
Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	18,120,892	309,597,523
Alcatel-Lucent’s convertible bonds (Oceane) issued on July 3, 2013	349,414,680	—
7.75 % convertible securities	37,557,287	37,557,287
2.875 % Series A convertible securities	51,908,516	59,843,204
2.875 % Series B convertible securities	640,592	482,049,182

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NOTE 13.	Investment in net assets of equity affiliates

a/	Investment in net assets of equity affiliates

(In millions of euros)	Value
	September 30, 2013	December 31, 2012(1)
Equity affiliates of Alcatel-Lucent Shanghai Bell	9	9
Alda Marine	13	11
AMIRIB	6	3
Other (less than €10 million each)	5	6

Investment in net assets of equity affiliates	33	29

(1)	The figures for December 31, 2012 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

b/	Change in investment in net assets of equity affiliates

(In millions of euros)	September 30, 2013	December 31, 2012(1)
Carrying amount at January 1, 2013 or 2012, as applicable	29	21

Change in equity affiliates accounted for under the equity method	—	2
Share of net income (loss)	5	5
Net effect of exchange rate changes	—	2
Other changes	(1)	(1)

Carrying amount at September 30 or December 31, as applicable	33	29

(1)	The figures for December 31, 2012 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).

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NOTE 14.	Operating working capital

(In millions of euros)	September 30, 2013	December 31, 2012(1)
Inventories and work in progress, net	1,986	1,940
Trade receivables and other receivables, net (2)	2,400	2,860
Advances and progress payments, net	53	53
Customers’ deposits and advances	(578)	(718)
Trade payables and other payables	(3,482)	(3,726)

Operating working capital, net	379	409

(1)	The figures for December 31, 2012 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).
(2)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 19.

(In millions of euros)	December 31, 2012(1)	Cash flow	Change in consolidated companies	Translation adjustments and other	September 30, 2013
Inventories and work in progress	2,388	234	—	(200)	2,422
Trade receivables and other receivables (2)	2,980	(260)	(1)	(149)	2,570
Advances and progress payments, net	53	1	—	(1)	53
Customers’ deposits and advances	(718)	132	—	8	(578)
Trade payables and other payables	(3,726)	128	1	115	(3,482)

Operating working capital, gross	977	235	—	(227)	985

Cumulated valuation allowances	(568)	—	—	(38)	(606)

Operating working capital, net	409	235	—	(265)	379

(1)	The figures for December 31, 2012 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).
(2)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 19.

NOTE 15.	Compound financial instruments

Compound financial instruments (convertible bonds)

	Oceane 2015		Oceane 2018
(In millions of euros)	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Statement of financial position
Equity component	4	98	119	—

Equity	4	98	119	—

Convertible bonds - due after one year	55	902	629	—
Convertible bonds - due within one year and interest paid and payable	1	25	7	—

Financial debt	56	927	636	—

Income statement
Finance costs relating to gross debt	(49)	(92)	(11)	—

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	7.75 % Lucent		2.875 % Series A, Lucent		2.875 % Series B, Lucent
(In millions of euros)	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Statement of financial position
Equity component	52	63	21	22	—	11

Equity	52	63	21	22	—	11

Convertible bonds - due after one year	648	656	51	51	1	—
Convertible bonds - due within one year and interest paid and payable	2	2	1	—	—	570	(1)

Financial debt	650	658	52	51	1	570

Income statement
Finance costs relating to gross debt	(49)	(66)	(2)	(4)	(19)	(36)

—	Includes € 1 million of accrued interest on Lucent’s 2.875% Series B convertible debentures as of December 31, 2012.

OCEANE issued by Alcatel-Lucent

4.25% Oceane maturing July 1, 2018

On July 3, 2013, Alcatel-Lucent issued 349,414,680 bonds having a nominal value of € 1.80 each, convertible into new or existing ordinary shares (OCEANE) for a total value of € 629 million. These bonds mature on July 1, 2018 and bear interest at a rate of 4.25% per annum.

The bond holders may request that the bonds be converted and/or exchanged into new and/or existing shares of Alcatel-Lucent at the ratio of one share per €1.80 nominal value of bond at any time from August 12, 2013 and until the seventh business day preceding the maturity date or the relevant early redemption date.

Moreover, these bonds have a buy-back option that Alcatel-Lucent can exercise in the period from August 1, 2016 until maturity, if the quoted price of Alcatel-Lucent’s ordinary shares exceeds 130% of the par value of the bonds.

The OCEANE bonds are considered a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at € 516 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component was valued at € 113 million at the date of issuance and included in equity.

The costs that relate to the issue of a compound financial instrument are allocated to the component parts in proportion to the allocation of proceeds. The costs allocated to the debt component were valued at € 11 million. Thus the carrying value of the debt component at the date of issuance was € 505 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, which was € 124 million, is amortized in finance costs over the life of the debt.

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Compound financial instruments issued by Lucent before the business combination

2.875% Series A and B Convertible Debentures

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount outstanding as at September 30, 2013	$94,969,668	$1,172,000
Conversion ratio	59.7015	65.1465
Conversion price	$16.75	$15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008	June 20, 2009
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019

Maturity dates	June 15, 2023	June 15, 2025

During 2012, we repurchased U.S.$ 115.5 million in nominal value of Lucent’s 2.875% Series B convertible bonds.

As explained in Note 2d, at the end of the second quarter of 2012 we re-assessed the reliability of the future estimated cash flows related to Lucent’s 2.875 % Series B convertible debentures, and, based upon the remaining period until the next optional redemption date (i.e. June 15, 2013), the current and recent share price and other market data, we considered as a reliable estimate that bond holders would ask for redemption during the optional redemption period. It was therefore decided to change the estimated future cash flows associated to this convertible debenture and to amend the accounting presentation in accordance with IAS 39 requirements. This change in estimate represented an “other financial loss” of US$(229) million (€(178.1) million, see Note 9) at end of December 31, 2012 and a corresponding increase in the carrying value of this financial debt compared to December 31, 2011.

The outstanding nominal value of the 2.875% Series B convertible debentures was US$ 765 million just before June 15, 2013. By this date, a nominal value of US$ 764 million of Series B debentures had been presented for payment pursuant to our purchase offer of May 14, 2013 (see Note 2d). The US$ 764 million plus accrued interest was paid in cash to the bondholders. For the remaining US$ 1 million of bonds outstanding, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining debentures. This is because the next optional redemption date of June 15, 2019 is too far in the future and too many uncertainties exist concerning Alcatel-Lucent’s share price and other market data to envisage the redemption of these debentures as of June 15, 2019. Thus, and as prescribed by IAS 39, we applied the initial accounting treatment and adjusted the carrying amount of the outstanding 2.875% Series B convertible debentures, using the contractual cash flows up to the contractual maturity date of the debentures, that is June 15, 2025.

7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal year 2002, Lucent Technologies Capital Trust I (the “Trust”) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of U.S.$1.75 billion. The Trust used the proceeds to purchase Lucent Technologies Inc. 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) owns all of the common securities of the Trust and as a result consolidates the Trust.

Conversion ratio	40.3306
Conversion price	$24.80
Redemption period at Alcatel-Lucent USA Inc.’s option	After March 19, 2007
Maturity date	March 15, 2017

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NOTE 16.	Provisions

a/	Balance at closing

(In millions of euros)	September 30, 2013	December 31, 2012
Provisions for product sales	404	510
Provisions for restructuring	473	456
Provisions for litigation	141	150
Other provisions	485	533

Total (1)	1,503	1,649

(1) Of which: portion expected to be used within one year	1,108	1,003
portion expected to be used after one year	395	646

b/	Change during the nine-month period ended September 30, 2013

(In millions of euros)	December 31, 2012	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	September 30, 2013
Provisions for product sales	510	232	(236)	(81)	—	(21)	404
Provisions for restructuring	456	359	(328)	(8)	—	(6)	473
Provisions for litigation	150	33	(26)	(9)	—	(7)	141
Other provisions	533	153	(136)	(29)	—	(36)	485

Total	1,649	777	(726)	(127)	—	(70)	1,503

Effect on the income statement:

- Income (loss) from operating activities before restructuring costs, litigations, capital gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments		(382)		92			(290)
- Restructuring costs		(358)		8			(350)
- Litigations (1)		(2)		—			(2)
- Post-retirement benefit plan amendments		—		—			—
- Other financial income (loss)		(14)		12			(2)
- Income taxes		(2)		15			13
- Income (loss) from discontinued operations		(19)		—			(19)

Total		(777)		127			(651)

(1)	See Note 16c below.

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. For certain of these disputes, neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome can be estimated at present and therefore nothing was reserved for those disputes as of September 30, 2013.

In particular, we received a tax assessment at the end of 2012 confirming the German tax authorities’ position with regard to the tax impact of the contribution to Thales of our former railway signalling business. This tax assessment could represent a potential negative impact of €140 million before interest and penalties (€ 177 million including interest and penalties as of September 30, 2013). Nothing was reserved, as our position is that it is more likely than not that we will not have to pay these taxes. If we were to reserve anything in the future in relation to this tax litigation, it would be classified in discontinued operations, since the business was sold in 2006. In accordance with applicable law, we have declined to make the payment, although interest continues to accrue on the obligation, and therefore our 2012 and first nine months of 2013 cash flow statements were not impacted.

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Upon termination of the administration agreement relating to the pension fund for the Group’s employees in the Netherlands on December 31, 2011, the pension fund filed a claim with the District Court in The Hague for up to €182 million in damages to compensate it for the wind-up costs allegedly to be incurred due to such termination. On October 11, 2012, the District Court dismissed the claim entirely. The pension fund filed an appeal with the Court of Justice in The Hague on January 8, 2013, increasing its principal claim to a maximum amount of €276 million, and asserting several alternative claims for lower amounts, the lowest amount being €14 million. Alcatel-Lucent must file its Statement of Defense by November 5, 2013. The decision of the Court of Justice should be rendered by about August 2014. Consequently, at October 29, 2013, we consider that we have no reliable estimate of the eventual outcome of this litigation, and accordingly we have not made any reserve as of September 30, 2013 on account of this claim.

c/	Analysis of litigation provisions

(In millions of euros)	December 31, 2012	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	September 30, 2013
FCPA litigation	32	—	(19)	—	—	—	13
Fox River litigation	15	2	(5)	—	—	—	12
Madrid building litigation	12	—	—	—	—	—	12

Sub-total – material litigations (1)	59	2	(24)	—	—	—	37

Other provisions	91	31	(2)	(9)	—	(7)	104

Total	150	33	(26)	(9)	—	(7)	141

(In millions of euros)	2012						Nine months ended September 30, 2013
Effect on the income statement of material litigations:
- Change in the provisions	—	(2)		—			(2)
- FX hedging on FCPA litigation	2						—

Total	2						(2)

(1)

Related to material litigations as defined in Note 1n of our 2012 audited consolidated financial statements: the FCPA litigation disclosed in Note 35b of our 2011 audited consolidated financial statements, the Fox River litigation disclosed in Note 33 of our 2012 audited consolidated financial statements (under the heading “Lucent’s separation agreements”) and the Madrid building litigation disclosed in Note 34e of our 2010 audited consolidated financial statements.

d/	Analysis of restructuring provisions

(In millions of euros)	September 30, 2013	December 31, 2012
Opening balance	456	294

Utilization during period (restructuring cash outlays)	(328)	(340)
Restructuring costs (social costs and other monetary costs)	351	479
Reversal of discounting impact (financial loss)	—	6
Effect of acquisition (disposal) of consolidated subsidiaries	—	—
Cumulative translation adjustments and other changes	(6)	17

Closing balance	473	456

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e/	Restructuring costs

(In millions of euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Social costs - Restructuring reserves	(279)	(144)
Other monetary costs - Restructuring reserves	(72)	(45)
Other monetary costs - Payables	(81)	(44)
Valuation allowances or write-offs of assets	(1)	(10)

Total restructuring costs	(433)	(243)

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NOTE 17.	Financial debt

(In millions of euros)	September 30, 2013	December 31, 2012(1)
Marketable securities – short term, net	1,858	1,528
Cash and cash equivalents	2,551	3,401

Cash, cash equivalents and marketable securities	4,409	4,929

(Convertible and other bonds – long-term portion)	(4,606)	(3,727)
(Other long-term debt)	(199)	(227)
(Current portion of long-term debt and short-term debt)	(570)	(851)

(Financial debt, gross)	(5,375)	(4,805)

Derivative interest rate instruments – other current and non-current assets	11	33
Derivative interest rate instruments – other current and non-current liabilities(2)	(32)	—
Loan to joint venturer – financial asset (loan to co-venturer)	12	23

Cash (financial debt), net before FX derivatives	(975)	180

Derivative FX instruments on financial debt – other current and non-current assets(3)	7	2
Derivative FX instruments on financial debt – other current and non-current liabilities(3)	(36)	(35)

Cash (financial debt), net	(1,004)	147

Cash (financial debt), net – assets held for sale	—	—

Cash (financial debt), net – including discontinued activities	(1,004)	147

(1)	The figures for December 31, 2012 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).
(2)	Include the market value of the embedded derivatives linked to our credit facilities closed in 2013 (see below).
(3)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$ /€) related to intercompany loans.

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a/	Bonds and credit facilities

Balances at December 31, 2012 and at September 30, 2013:

(In millions of euros)	December 31, 2012	Currency translation impact	Other changes during the first nine months of 2013	September 30, 2013
Issued / Borrowed by Alcatel-Lucent USA Inc.:
- Asset Sale Facility(1) - US$ 500 M (6) due August 2016	—	—	—	—
- Senior Secured Facility(1) - € 298 M (2) due January 2019	—	—	298	298
- Senior Secured Facility(1) - US$ 1,737 M (2) due January 2019	—	(32)	1,318	1,286
- Senior Notes 8.875% - US$ 500 M (2) due January 2020	—	(10)	380	370
Issued by Alcatel-Lucent:
- 6.375%- € 274 M (2) due April 2014 (3)	462	—	(188)	274
- Oceane 5.00% - € 59 M (2) due January 2015	1,000	—	(941)	59
- Senior Notes 8.50% - € 425 M (2) due January 2016	500	—	(75)	425
- Oceane 4.25% - € 629 M(2) due July 2018	—	—	629	629
Issued by Lucent:
- 7.75% - US$ 931 M (2) due March 2017 (4)	732	(17)	—	715
- 2.875% - US$ 95 M (2) Series A due June 2023 (4) (5)	74	(2)	—	72
- 2.875% - US$ 1 M (2) Series B due June 2025 (4) (5)	606	1	(606)	1
- 6.50% - US$ 300 M (2) due January 2028	204	(4)	—	200
- 6.45% - US$ 1,360 M (2) due March 2029	928	(22)	—	906

Sub-total	4,506	(86)	815	5,235

Equity component and issuing fees of Oceane 2015 issued by Alcatel-Lucent	(98)	—	94	(4)
Equity component and issuing fees of Oceane 2018 issued by Alcatel-Lucent	—	—	(119)	(119)
Equity component of Lucent’s 2.875 % Series A convertible debentures	(22)	1	—	(21)
Equity component of Lucent’s 2.875 % Series B convertible debentures	(11)	—	11	—
Equity component of other convertible bonds issued by Lucent	(63)	1	10	(52)
Fair value of interest rate instruments relating to bonds and credit facilities, and expenses included in the calculation of the effective interest rate	(15)	3	(127)	(139)

Carrying amount of bonds and credit facilities	4,297	(81)	684	4,900

(1)

Our credit facilities have floating interest rates but include floors with a strike (trigger) at 1%. Given the level of the US$ Libor and the Euribor, these floors are currently “in the money”, that is, they have been triggered. Thus the rates of these credit facilities are currently equal to the floor (1%) plus the credit spread, namely 6.25% for the €298 million facility due January 2019, and 5.75% for the US$1,737 million facility due January 2019.

(2)	Face amounts outstanding as at September 30, 2013.
(3)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent USA Inc.
(4)	See Note 25 of our 2012 audited consolidated financial statements for details on redemption options.
(5)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent.
(6)	The Asset Sale Facility issued in January 2013 was repaid in August 2013 (see below).

Changes during the nine-month period ended September 30, 2013:

•	August 2013 – Issuance of new Senior Notes, repayment of the asset sale facility and amendments of the Senior Secured Facilities:

On August 7, 2013, Alcatel-Lucent USA Inc. issued U.S.$ 500 million in Senior Notes due on January 1, 2020. The Senior Notes bear interest at an annual rate of 8.875%, payable semi-annually in arrears on January 1, and July 1, commencing January 1, 2014. The proceeds of this issuance were used to repay and terminate the U.S.$ 500 million asset sale facility entered into on January 30, 2013 (see below), which involved a cash payment of U.S.$ 505 million. The outstanding balance of unamortized issuance costs of the asset sale facility were expensed in Other financial income (loss) during the third quarter of 2013, representing a loss of €(24) million (see Note 9).

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On August 16, 2013, we announced that Alcatel-Lucent USA Inc. had entered into amendments to its Senior Secured Facilities entered into on January 2013 (see below). The amendments have the effect of changing certain covenants governing the facilities, including lowering the credit spread on the U.S.$ 1,750 million Senior Secured Facility due 2019 from 6.25% to 4.75% (total interest rate lowered to 5.75%) and lowering the credit spread on the € 300 million Senior Secured Facility due 2019 from 6.50% to 5.25% (total interest rate lowered to 6.25%).

•	July 2013 – Issuance of a new Oceane and partial repurchase of the 5.00% Oceane 2015:

On July 3, 2013, Alcatel-Lucent issued bonds convertible into/or exchangeable for new or existing Alcatel-Lucent shares due July 1, 2018 for a nominal value of €629 million. The bonds bear interest at an annual rate of 4.25%, payable semi-annually in arrears on January 1, and July 1, commencing January 1, 2014. At the option of Alcatel-Lucent, the bonds may be subject to early redemption under certain conditions.

The carrying value of the debt component at the date of issuance is € 505 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance was €124 million and is amortized in finance costs over the life of the debt.

The proceeds of this issuance were used to repurchase and cancel €748 million in nominal value of the 5.00% Oceane due January 2015 (carrying value of €691 million) for a cash payment of €780 million (without accrued interest). The negative impact on the income statement, to be accounted for in Other financial income (loss) during the third quarter of 2013, represents an €(87) million loss (see Note 9).

•	June 2013 - Redemption before maturity date due to the existence of an optional redemption date:

At the holder’s option, the Lucent 2.875% Series B convertible debentures were redeemable at 100% of the principal amount plus any accrued and unpaid interest at the first optional redemption date, June 15, 2013.

The outstanding nominal value of the 2.875% Series B convertible debentures was equal to US$ 765 million just before June 15, 2013. At this date, US$ 764 million in nominal value of these debentures were redeemed and cancelled for US$ 764 million in cash, plus accrued interest.

Because of the new accounting treatment applied in the second quarter of 2012 (see Note 2d), the carrying amount of the Lucent 2.875% Series B convertible debentures was equal to the nominal value of the debentures as of June 15, 2013. No gain or loss related to the partial redemption, therefore, was recorded.

•	May 2013 – Partial repurchases (redemption before maturity date):

On May 21, 2013, the following bonds and notes were partially bought back and cancelled:

•	2014 6.375% Notes issued by the Company:

•	Nominal value repurchased: €172 million

•	Cash amount paid by the Company, excluding accrued interest: €180 million

The 2014 6.375% Notes issued by the Company were the subject of additional repurchases during the second and the third quarters of 2013 for an additional nominal amount of €16 million and a cash amount paid by the Company, excluding accrued interest, of €17 million. In addition, the interest rate swaps, which were hedging part of the debt repurchased, were cancelled, generating a cash gain of €7 million.

•	5.00% OCEANE 2015 issued by the Company:

•	Nominal value repurchased: €193 million

•	Cash amount paid by the Company, excluding accrued interest: €196 million

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in equity.

An additional nominal amount of € 748 million was repurchased in August 2013 (see above).

•	2016 8.50% Senior Notes issued by the Company:

•	Nominal value repurchased: €75 million

•	Cash amount paid by the Company, excluding accrued interest: €80 million

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A total net loss of €(26) million related to all the above listed repurchases that occurred in the second quarter of 2013 was recorded in “other financial income (loss)” (see Note 9).

•	January 2013 - Closing of credit facilities:

On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and most of the subsidiaries of the Group and Alcatel-Lucent as guarantors of Alcatel-Lucent USA Inc.’s obligations, entered into senior secured credit facilities that were syndicated in January 2013 and which comprise:

•

An asset sale facility with a total nominal value of U.S.$ 500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the Alternate Base Rate (“ABR”) (the greatest of the Crédit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the Borrower may choose at certain intervals), maturing in August 2016;

•

A credit facility with a total nominal value of U.S.$ 1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the Borrower may choose at certain intervals), maturing in January 2019; with a quarterly amortization of 0.25% of nominal; and

•

A credit facility with a total nominal value of € 300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019 and also with a quarterly amortization of 0.25% of nominal.

These facilities are secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries, (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel-Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

The agreement relating to these facilities does not include any financial maintenance covenants (that is, a covenant the calculation of which is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but includes covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents, (iv) pay dividends, buy back equity, or make certain investments, and (v) dispose of, or transfer within the Group, assets constituting the collateral of the secured financing.

In accordance with IAS 39, the floor conditions on the variable interest rate of these facilities have been accounted for as embedded derivatives and separated from the host contracts (the credit facilities). The fair values at inception of the three floors have been valued at U.S.$ 10 million for the asset sale facility of U.S.$ 500 million, U.S.$ 46 million for the credit facility of U.S.$ 1,750 million, and € 7 million for the credit facility of € 300 million. These fair values have been subtracted from the nominal value of the facilities and recorded as interest rate derivatives and included in the Cash (financial debt), net as disclosed above. The change in these fair values representing a loss of €16 million during the first nine months is recorded in “other financial income (loss)”.

In addition, fees related to the issuance of these credit facilities were also subtracted from the nominal value, giving the following carrying values of the facilities: U.S.$ 470 million for the asset sale facility of U.S.$ 500 million, U.S.$ 1,633 million for the credit facility of U.S.$ 1,750 million and € 283 million for the credit facility of € 300 million. The net cash proceeds are reported in the cash flow statement for the nine months ended September 30, 2013 on the line item “issuance of long-term debt” for an aggregate amount of € 1,917 million. The difference between the nominal value and the carrying value of the facilities is amortized to finance costs over the life of the debt.

Changes in 2012

•	Extension or redemption:

The bonds initially issued in July and October 2010 (i.e. bonds due in February 2012 and May 2012 for a nominal amount of €50 million each) were redeemed.

Repurchases (redemption before maturity date):

In 2012, US$ 115.5 million in nominal value of the Lucent 2.875% Series B convertible debentures were bought back for US$ 110 million in cash, excluding accrued interest, and then cancelled.

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A loss of €(27) million related to these repurchases was recorded in “other financial income (loss)” in 2012 (see Note 9).

b/	Analysis by maturity date and type of rate

(In millions of euros)	September 30, 2013	December 31, 2012(1)
Current portion of long-term debt	383	570
Short-term debt	187	281

Financial debt due within one year	570	851

Of which: - within 3 months	108	228
- between 3 and 6 months	43	602
- between 6 and 9 months	397	10
- over 9 months	22	11
from October 1, 2013 to December 31, 2013	—	—
from October 1, 2014 to December 31, 2014	4	—
2014	—	604
2015	226	1,049
2016	517	495
2017	666	656
2018 and thereafter	3,392	1,150

Financial debt due after one year (2)	4,805	3,954

Total	5,375	4,805

(1)	The figures for December 31, 2012 are re-presented to reflect the impacts of applying IAS 19 “Employee Benefits” (revised) and IFRS 11 “Joint Arrangements” (see Note 4).
(2)

Convertible securities may be retired earlier based on early redemption or buy back options. See Note 25 of our 2012 audited consolidated financial statements. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

Breakdown of the debt by type of rate

Financial debt at fixed rate after hedging is approximately 95% of the Group’s total gross debt as of September 30, 2013 compared to 90% at the end of 2012. The 95% as of September 30, 2013 takes into account the floors currently applicable to our secured credit facilities (described above), which have the effect of rendering the current interest rates under the facilities a fixed rate.

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c/	Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent) post business combination

At October 29, 2013, the credit ratings of Alcatel-Lucent were as follows:

Rating Agency	Corporate Family rating	Long-term unsecured debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B3	Caa1	Not Prime	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	B-	CCC	B	Stable	September 3, 2013	June 21, 2013

At October 29, 2013, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term unsecured debt		Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Caa2 /B1/B3	(1)	n.a	Negative	August 23, 2013	December 4, 2012
Standard & Poor’s	CCC+/CCC-/B+	(2)	n.a	Stable	September 3, 2013	June 21, 2013

(1)

Alcatel-Lucent USA Inc. 2.875% Series A and Series B are rated Caa2. Alcatel-Lucent USA Inc. Senior Secured Credit Facilities are rated B1 and the 8.875% bonds are rated B3. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.

(2)

Alcatel-Lucent USA Inc. senior unsecured notes are rated CCC+. Lucent Technologies Capital Trust I trust preferred securities are rated CCC- and the Alcatel-Lucent USA Inc. Senior Secured Credit Facilities are rated B+.

Moody’s: On August 23, 2013, Moody’s assigned a definitive B3 rating to the senior unsecured 8.875% notes issued by Alcatel-Lucent Inc. and affirmed the Alcatel-Lucent’s B3 Corporate family Rating.

On June 26, 2013, Moody’s assigned a provisional Caa1 rating to the new OCEANE convertible bonds issued by Alcatel-Lucent and converted the provisional B1 rating of the 2013 Senior Secured Credit Facilities described above into a definitive B1 rating.

On December 19, 2012, Moody’s assigned a provisional B1 rating to the 2013 Senior Secured Credit Facilities described above.

On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for Lucent’s 2.875 % Series A and Series B convertible debentures that are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as for the Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust I debts, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for Lucent’s 2.875 % Series A and Series B convertible debentures, which are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family rating but downgraded from B2 to B3 the Lucent 2.875 % Series A and Series B convertible debentures that are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B3 rating is in the B category, which also includes B1 and B2 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk” and the Caa category: “obligations rated Caa are judged to be speculative of poor standing and are subject to very high risk”.

Standard & Poor’s: On September 3, 2013, Standard & Poor’s raised to CCC+ from CCC the ratings of the senior unsecured notes issued by Alcatel-Lucent and by Alcatel-Lucent USA Inc.

On June 26, 2013, Standard & Poor’s assigned the credit rating CCC to the new OCEANE convertible bonds issued by Alcatel-Lucent on that date.

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On June 21, 2013, Standard & Poor’s lowered the long-term corporate credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B short-term ranking of Alcatel-Lucent, and lowered the rating on the Senior Secured Credit Facilities entered into by Alcatel-Lucent USA Inc from BB- to B+, as well as the rating of the Group’s long-term unsecured debt from CCC+ to CCC. The rating of the trust preferred securities issued by Lucent Technologies Capital Trust I was lowered from CCC to CCC-.

On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from Credit Watch with Negative implications. The outlook is negative. At the same time, the BB- issue rating on the Group’s Senior Secured Credit Facilities closed by Alcatel-Lucent USA Inc. in January 2013 was affirmed. The other ratings were also affirmed.

On December 21, 2012, Standard & Poor’s placed all corporate and issue credit ratings for Alcatel-Lucent and Alcatel-Lucent USA Inc. on Credit Watch with Negative implications. At the same time Standard & Poor’s lowered their issue ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. existing unsecured long-term debt from B to CCC+. The B ratings on Alcatel-Lucent short-term debt were affirmed.

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC- ratings for the trust preferred securities of Lucent Technologies Capital Trust I and the Group’s long term unsecured debt are in the CCC category, which also includes CCC+ and CCC ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non-payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at September 30, 2013 and September 30, 2012

Given its current short-term ratings and the lack of liquidity of the French commercial paper /“billets de trésorerie” market, Alcatel-Lucent has decided not to participate in this market for the time being.

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

d/	Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended for one year from April 2, 2012 to April 5, 2013. Therefore, since April 5, 2012, €837 million was the amount that was available under this credit facility.

The availability of this syndicated credit facility of €1.4 billion was not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility was conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance was tested quarterly when we released our consolidated financial statements. Since the €1.4 billion facility was established, Alcatel-Lucent had complied every quarter with the financial covenant that was included in the facility.

The facility was cancelled at the closing of the financing transaction described in Note 17a – Bonds and credit facilities - Changes during the nine-month period ended September 30, 2013.

NOTE 18.	Fair value hierarchy

The amendment to IFRS 7 “Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments” concerns assets and liabilities measured at fair value. The amendment requires fair value measurements to be classified into three levels, which are the same as those defined in IFRS 13 “Fair Value Measurement”. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

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•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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Assets and Liabilities measured at Fair Value on a recurring basis:

	September 30, 2013				September 30, 2012				December 31, 2012
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value	—	153	6	159	2	141	7	150	1	146	7	154
Financial assets at fair value through profit or loss	—	1,795	—	1,795	—	1,649	—	1,649	—	1,431	—	1.431
Currency derivatives	—	36	—	36	—	30	—	30	—	29	—	29
Interest-rate derivatives –	—	11	—	11	—	33	—	33	—	33	—	33
Interest-rate derivatives - other	—	—	—	—	—	2	—	2	—	—	—	—
Cash equivalents (1)	193	110	—	303	416	127	—	543	906	133	—	1,039

Total	193	2,105	6	2,304	418	1,982	7	2,407	907	1,772	7	2,686

Liabilities
Currency derivatives	—	(47)	—	(47)	—	(68)	—	(68)	—	(40)	—	(40)
Interest-rate derivatives –	—	(32)	—	(32)	—	—	—	—	—	—	—	—
Interest-rate derivatives - other	—	(1)	—	(1)	—	(2)	—	(2)	—	(1)	—	(1)

Total	—	(80)	—	(80)	—	(70)	—	(70)	—	(41)	—	(41)

(1)

Actively traded money market funds are measured at their net asset value (“NAV”) and classified as Level 1. The Company’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Financial assets at fair value through profit or loss and marketable securities that are included in Financial assets available for sale at fair value classified in Level 1 are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Group uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets.

The Group’s derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs (foreign currency exchange rates, volatility indices and interest rates).

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis between 2013 and 2012, and between 2012 and 2011.

The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

Assets and Liabilities measured at Fair Value on a non-recurring basis:

The assets and liabilities that are remeasured at fair value on a non-recurring basis can include:

•	loans and long-lived assets that have been reduced to fair value when they are held for sale;

•

the remeasurement of investments retained in formerly-consolidated subsidiaries (where we have sold a controlling stake but retained a non-controlling stake in the entity, resulting in the subsidiary’s deconsolidation); and

•	identifiable tangible and intangible assets and liabilities (excluding goodwill) resulting from business combinations.

The Group did not have any assets and liabilities measured at fair value on a non-recurring basis at September 30, 2013, September 30, 2012 or December 31, 2012.

NOTE 19.	Financial assets transferred

a/	Receivables transferred that are not derecognized in their entirety

Receivables related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) were sold to banks but not derecognized from the statement of financial position as we are substantially keeping all risks and rewards related to those receivables, due to the ability of the buyer to retroactively cancel the sale in certain circumstances and to the existence of a selling price adjustment if the receivable is redeemed before or after its contractual maturity (i.e. three years) by the French State.

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These receivables represented an amount of €246 million as of September 30, 2013 (€ 166 million as of December 31, 2012 and €164 million as of September 30, 2012) included in our financial debt (other financial debt).

b/	Receivables sold without recourse

Receivables sold without recourse

Balances

(In millions of euros)	September 30, 2013	December 31, 2012
Outstanding amounts of receivables sold without recourse (1)	1,113	1,111

(1)	Without recourse in case of payment default by the debtor. See accounting policies in Note 1q/i of our 2012 audited consolidated financial statements.

Changes in receivables sold without recourse

(In millions of euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Impact on cash flows from operating activities	2	6

NOTE 20.	Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent applies IAS 19 Revised which requires for immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits.

98% of Alcatel-Lucent’s total benefit obligations and 96% of Alcatel-Lucent’s plan asset fair values were remeasured as of September 30, 2013. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom, the Netherlands and Belgium) were remeasured. The impact of not remeasuring other pension and post-retirement obligations is considered not material.

For Alcatel-Lucent’s pension and post-retirement obligations in the U.S., the impacts considered were increases in interest rates and differences between actual change of fair value of plan assets and interest income on these plans and benefit payments. Actuarial losses of € (856) million (of which € (880) million related to pensions and € 24 million related to post-retirement benefits) resulted from the difference between the actual change of the fair value of plan assets compared to the interest income on plan assets, and actuarial gains of € 1,965 million (of which € 1,735 million related to pensions and € 230 million related to post-retirement benefits) resulted from a decrease of plan obligations mainly due to discount rate increases.

For Alcatel-Lucent’s main pension plans outside of the U.S., the impacts were estimated based on a sensitivity analysis that considered changes in interest rates and differences between actual change of fair value of plan assets and interest income on these plans. Actuarial losses of € (23) million resulted from the difference between the actual change of the fair value of plan assets compared to the interest income on plan assets, and actuarial gains of € 264 million were related to a decrease of plan obligations due to discount rate updates.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the U.S. and Alcatel-Lucent’s main pension plans outside of the U.S. as of September 30, 2013 have been updated and are as follows:

Discount rate	September 30, 2013	September 30, 2012	December 31, 2012
US - Pension	4.12%	3.28%	3.30%
US - Post-retirement health care and other	3.65%	2.81%	2.84%
US - Post-retirement life	4.44%	3.53%	3.60%
Euro – Pension	3.25%	3.00%	2.75%
UK - Pension	4.50%	4.25%	4.25%

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The change in the unrecognized surplus of plan assets (asset ceiling) and in the IFRIC14 effect during the nine-month period ended September 30, 2013 was € (498) million and related only to pensions (€ 188 million at September 30, 2012).

Change in pension and post-retirement net asset (liability) recognized:

	September 30, 2013			September 30, 2012(1)			December 31, 2012(1)
(In millions of euros)	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	95	(2,636)	(2,541)	40	(2,991)	(2,951)	40	(2,991)	(2,951)

Operational charge	(57)	(2)	(59)	(53)	(2)	(55)	(71)	(3)	(74)
Financial income	(6)	(61)	(67)	(1)	(84)	(85)	(16)	(111)	(127)
Curtailment (2)	(11)	(1)	(12)	2	—	2	25	—	25
Post-retirement benefit plan amendments(3)	36	56	92	5	30	35	144	60	204

Total recognized in profits (losses)	(38)	(8)	(46)	(47)	(56)	(103)	82	(54)	28

Actuarial gains and (losses) for the period	1,096	254	1,350	(105)	(78)	(183)	305	(47)	258
Asset ceiling limitation and IFRIC14 effect	(498)	—	(498)	188	—	188	(86)	—	(86)

Total recognized in Statement of comprehensive income (4)	598	254	852	83	(78)	5	219	(47)	172

Contributions and benefits paid	125	6	131	122	6	128	177	13	190
420 transfer	—	—	—	—	—	—	(393)	393	—
Change in consolidated companies	8	—	8	(1)	—	(1)	—	—	—
Other (reclassifications and exchange rate changes)	(29)	47	18	(12)	(1)	(13)	(30)	50	20

Net asset (liability) recognized at the end of the period	759	(2,337)	(1,578)	185	(3,120)	(2,935)	95	(2,636)	(2,541)

Of which:
- Prepaid pension costs	2,608	—	2,608	3,261	—	3,261	2,797	—	2,797

- Pension, retirement indemnities and post-retirement benefits liability	(1,849)	(2,337)	(4,186)	(3,076)	(3,120)	(6,196)	(2,702)	(2,636)	(5,338)

(1)

The figures for September 30, 2012 and December 31, 2012 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2)	Accounted for in restructuring costs.
(3)

Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement as the €4 million positive impact related to the U.S. long term disability plan amendment (see hereafter).

(4)

The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from the ones disclosed in the Statement of Comprehensive Income on page 4, due to the amounts related to discontinued activities, which are excluded in the above table.

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Funded status

(In millions of euros)	September 30, 2013	September 30, 2012		December 31, 2012
Benefit obligation	(26,306)	(31,919)		(30,104)
Fair value of plan assets	26,452	29,958		28,796

Funded status	146	(1,961)		(1,308)

Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,724)	(974	)(1)	(1,233)

Net amount recognized	(1,578)	(2,935)		(2,541)

2013 French AUXAD pension plan amendment

AUXAD is a French supplemental pension plan for the portion of income that exceeds eight times the annual French Social Security limit, beyond which there is no legal or contractual pension scheme. Starting January 1, 2013, the plan has been amended to be fully aligned with the conditions of the French AGIRC scheme (General Association of Pension Institutions for Managerial Staff). Amendments include changes in the contribution rate, in the pensions for beneficiaries having a certain number of children, in certain technical elements and in the retirement age. During 2013, these changes were accounted for as a €36 million gain in the line item “Post-retirement benefit plan amendments” of the unaudited condensed consolidated income statement for the nine months ended September 30, 2013.

2013 U.S. Long Term Disability plan amendment

U.S. long-term disabled former employees continue their medical coverage through the active employee plans, with no contribution requirements. Long-term medical benefits have been removed from the active management plan, with a May 1, 2013 effective date and from the active occupational plan with a July 1, 2013 effective date. Starting July 1, 2013, long-term medical benefits will be provided to those participants in the active management and occupational plans by the retiree medical plan. Under that plan, contributions are required and participants with severe disability can be eligible for the Medicare Advantage Preferred Provider Organization, resulting in a gain of U.S.$5 million (€4 million) during 2013. This gain was accounted for in the “Post-retirement benefit plan amendments” line item of the unaudited condensed consolidated income statement for the nine months ended September 30, 2013.

2013 U.S. represented healthcare plan amendment

Alcatel-Lucent’s 2004 U.S. collective bargaining agreement provides for retiree healthcare benefits, among other items, for formerly represented retirees. The collective bargaining agreement will expire on May 24, 2014. On February 15, 2013, Alcatel-Lucent and its unions agreed to a two-year extension of retiree healthcare benefits until December 31, 2016, although the Group’s obligation to pay for retirees who are subject to annual dollar caps was reduced by U.S.$40 million for 2015 and by U.S.$40 million for 2016. Reductions of U.S.$73 million in the existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the unaudited condensed consolidated income statement for the nine months ended September 30, 2013.

2012 U.S. represented healthcare plan amendment

In April 2012, Alcatel-Lucent and the Communication Workers of America and the International Brotherhood of Electrical Workers agreed to a seven-month extension of retiree healthcare benefits from May 25, 2013 until December 31, 2013, although the Group’s obligation to pay for retirees, who are subject to annual dollar caps, was reduced by U.S.$40 million for 2013. On December 28, 2012, Alcatel-Lucent and those unions agreed to an additional one-year extension of retiree healthcare benefits until December 31, 2014, although the Group’s obligation to pay for retirees, who are subject to annual dollar caps, was reduced by U.S.$40 million for 2014. These reductions in an existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the 2012 audited consolidated income statement for an amount of U.S.$77 million.

2012 U.S. pension lump sum offer for deferred vested participants

During the third and fourth quarters of 2012, Alcatel-Lucent offered the deferred vested participants in the defined benefit pension plan for U.S. management employees and in the U.S. inactive occupational pension plan the right to elect a lump sum payment rather than a pension payment during a specific window period (the window period only applies to deferred vested participants that cannot apply permanently for the lump sum payment). Because the current IAS 19 discount rate was lower than the pension/lump sum conversion rate, that difference resulted in a one-time credit that was recorded when the lump sum payment was made. This credit was U.S.$174 million during 2012. This impact was accounted for in the “Post-retirement benefit plan amendments” line item of the 2012 audited consolidated income statement.

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2012 Switzerland pension plan amendment

At the beginning of 2012, several amendments (increase of savings contribution, decrease of the conversion rate, decrease of the benefits paid in case of death of a pensioner, decrease of death benefit) were made to the Swiss pension plan resulting in a gain of €9 million. This plan amendment was accounted for in the “Post-retirement benefit plan amendments” line item of the 2012 audited consolidated income statement.

2012 Regulations affecting U.S. qualified pension plan funding requirements

From the regulatory perspective – which determines pension funding requirements – the Moving Ahead for Progress in the 21st Century Act, enacted on July 6, 2012, will stabilize the interest rates used to determine our U.S. pension plan funding by establishing “corridors” around a 25-year average rate, which will increase the interest rates to be used for funding valuations. According to a preliminary assessment of the Group’s U.S. pension plans, the new legislation would suggest that no funding contribution should be required through at least 2016.

NOTE 21. Notes to consolidated statements of cash flows

a/	Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012(1)
Net income (loss) attributable to the equity owners of the parent	(1,438)	(453)

Non-controlling interests	(12)	(17)

Adjustments:
- Depreciation and amortization of tangible and intangible assets	505	678
Of which impact of capitalized development costs	163	211
- Impairment of assets	552	—
- Post-retirement benefit plan amendment	(96)	(35)
- Changes in pension and other post-retirement benefit obligations, net	(5)	10
- Provisions, other impairment losses and fair value changes	144	69
- Repurchase of bonds and change of estimates related to Lucent 2.875% Series A convertible debentures	145	206
- Net (gain) loss on disposal of assets	(6)	(14)
- Share in net income (losses) of equity affiliates (net of dividends received)	(4)	(1)
- (Income) loss from discontinued operations	18	(661)
- Finance costs & interests on tax litigations	297	199
- Share-based payments	13	19
- Taxes	(85)	(186)

Sub-total of adjustments	1,478	284

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	28	(186)

(1)

The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

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b/	Free cash flow

(In millions of euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012(1)
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	28	(186)
Change in operating working capital	(235)	89
Other current assets and liabilities	(94)	(300)

Net cash provided (used) by operating activities before interest & taxes	(301)	(397)

Of which
- restructuring cash outlays	(328)	(255)
- contribution and benefits paid on pensions & OPEB	(131)	(128)
Interest received/(paid)	(275)	(196)
Taxes received/(paid)	(72)	(49)

Net cash provided (used) by operating activities	(648)	(642)

Capital expenditures	(351)	(396)

Free cash flow	(999)	(1,038)

(1)

The figures for the nine months ended September 30, 2012 are re-presented to reflect the impact of the retrospective application of IAS 19 (revised) “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

c/	Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	Nine months ended September 30, 2013	Nine months ended September 30, 2012(1)
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	—	—
Cash and cash equivalents of newly consolidated entities	—	4

Total – net impact on cash flows of obtaining control	—	4

Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	—	—
Cash and cash equivalents of formerly consolidated entities	—	(5)

Total – net impact on cash flows of losing control	—	(5)

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NOTE 22.	Contingencies

On February 21, 2013, we were advised that the Nigerian anticorruption authorities had commenced an investigation regarding the alleged mismanagement of the National Rural Telephony Project and the involvement of Alcatel-Lucent Nigeria Ltd (“ALU Nigeria”) and other vendors in such project. Our Chinese joint venture, Alcatel-Lucent Shanghai Bell (“ASB”), entered into a contract with the Nigerian government for Phase I of this project on June 5, 2002. By an amendment dated April 4, 2003, the contract was assigned to a consortium including ASB and a state-owned Chinese engineering company named China National Machinery and Equipment Import and Export Corporation (“CMEC”). ALU Nigeria was not a party to the consortium, but acted as a subcontractor for the project. Phase I of this project was accepted by the Nigerian government. On December 27, 2006, ASB and CMEC entered into a contract with the Nigerian government for Phase II of this project, and our portion of the contract was assigned to CMEC on February 1, 2007. Phase II of the project was never performed due to a lack of financing. At this early stage we do not have any more detail as to the nature of the alleged mismanagement. We are cooperating with this investigation and have launched an internal review into this matter.

Regarding the proceedings in Costa Rica, in its December 2012 order, the Court of Appeals (which also found on procedural grounds all of the individual defendants not guilty) reversed the lower criminal court’s decision not to rule in the matter of ICE’s claim against Alcatel-Lucent and remanded that matter for resolution. At this point, it is not possible to determine what impact, if any, this development will have on Alcatel-Lucent.

There were no other significant events during the first nine months of 2013 regarding the litigation matters disclosed in Note 36 of our 2012 audited consolidated financial statements, and no significant new litigation has been commenced since December 31, 2012.

NOTE 23.	Events after the statement of financial position date

There were no events that should be disclosed or adjusted that occurred between September 30, 2013, the date of the statement of financial position, and October 29, 2013, the date when the Board of Directors authorized the unaudited interim condensed consolidated financial statements for issue.

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NOTE 24.	Quarterly information (unaudited)

Consolidated income statements

(In millions of euros – except per share information)
2012	Q1(1)	Q2(1)	Q3(1)	Q4(1)	Total(1)
Revenues	3,207	3,546	3,600	4,096	14,449

Cost of sales	(2,237)	(2,420)	(2,599)	(2,852)	(10,108)

Gross profit	970	1,126	1,001	1,244	4,341

Administrative and selling expenses	(634)	(610)	(572)	(574)	(2,390)
Research and development expenses before capitalization of development expenses	(623)	(595)	(605)	(609)	(2,432)
Impact of capitalization of development expenses	(3)	(6)	(6)	3	(12)
Research and development costs	(626)	(601)	(611)	(606)	(2,444)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(290)	(85)	(182)	64	(493)

Restructuring costs	(75)	(107)	(61)	(246)	(489)
Litigations	1	—	1	—	2
Gain/(loss) on disposal of consolidated entities	—	—	—	11	11
Impairment of assets	—	—	—	(894)	(894)
Post-retirement benefit plan amendments	—	30	5	169	204

Income (loss) from operating activities	(364)	(162)	(237)	(896)	(1,659)

Interest relative to gross financial debt	(85)	(91)	(89)	(91)	(356)
Interest relative to cash and marketable securities	20	22	18	18	78
Finance costs	(65)	(69)	(71)	(73)	(278)
Other financial income (loss)	(55)	(239)	(57)	(46)	(397)
Share in net income (losses) of equity affiliates	1	—	1	3	5

Income (loss) before income tax and discontinued operations	(483)	(470)	(364)	(1,012)	(2,329)

Income tax, (charge) benefit	81	79	26	(611)	(425)

Income (loss) from continuing operations	(402)	(391)	(338)	(1,623)	(2,754)

Income (loss) from discontinued operations	659	(10)	12	5	666

Net income (loss)	257	(401)	(326)	(1,618)	(2,088)

Attributable to:
• Equity owners of the parent	259	(396)	(316)	(1,558)	(2,011)

• Non-controlling interests	(2)	(5)	(10)	(60)	(77)
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	0.11	(0.17)	(0.14)	(0.69)	(0.89)
• Diluted earnings (loss) per share	0.10	(0.17)	(0.14)	(0.69)	(0.89)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.18)	(0.17)	(0.15)	(0.69)	(1.18)
• Diluted earnings (loss) per share	(0.18)	(0.17)	(0.15)	(0.69)	(1.18)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.29	0.00	0.01	0.00	0.29
• Diluted earnings per share	0.23	0.00	0.01	0.00	0.24

(1)

Quarterly 2012 consolidated income statements are re-presented to reflect the impacts of the retrospective application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2013

By:	/s/ Jean Raby
Name:	Jean Raby
Title:	Chief Financial and Legal Officer

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